Form 10-K, Exhibit 13
period 1996-12-31
ALLSTATE CORP
filed 1997-03-27
CIK 899051

EXHIBIT 13


SHAREHOLDER INFORMATION



CORPORATE HEADQUARTERS/HOME OFFICE
The Allstate Corporation
2775 Sanders Road
Northbrook, IL  60062-6127
(847) 402-5000
http://www.allstate.com

ANNUAL MEETING
All shareholders are cordially invited to attend the annual meeting of The Allstate Corporation:

Tuesday - May 20, 1997 - 1:30 p.m.
Chicago Botanic Garden
1000 Lake-Cook Road
Glencoe, IL

Holders of common stock of record at the close of business on March 21, 1997, are entitled to vote at the meeting. A notice of meeting, proxy statement and proxy were mailed to shareholders with this annual report.

TRANSFER AGENT/SHAREHOLDER RECORDS
For information or assistance regarding individual stock records, dividend reinvestment plan and voluntary cash payments, dividend checks, direct deposit of dividend payments, or stock certificates, please call (800) 355-5191, or write:

Harris Trust and Savings Bank
Shareholder Services Division
P.O. Box A3504
Chicago, IL  60690-9502

Please use the following address for items sent by courier or overnight mail:

Harris Trust and Savings Bank
Shareholder Services Division
311 West Monroe Street
11th Floor
Chicago, IL  60606-4607

INVESTOR INQUIRIES
Investor Relations
The Allstate Corporation
3075 Sanders Road
Northbrook, IL  60062-7127
(800) 416-8803

COMMON STOCK AND DIVIDEND INFORMATION

                    HIGH        LOW       CLOSE   DIVIDENDS DECLARED
                    ------------------------------------------------
1996
--------------------
First quarter       46          37 3/8    42                   .2125
Second quarter      46 1/2      37 3/8    45 5/8               .2125
Third quarter       49 3/4      40 7/8    49 1/4               .2125
Fourth quarter      60 7/8      48 3/4    57 7/8               .2125
                    ------------------------------------------------

1995
--------------------
First quarter       29          23 1/2    28 3/4                .195
Second quarter      31 7/8      28 1/8    29 5/8                .195
Third quarter       37 1/4      29 1/4    35 3/8                .195
Fourth quarter      42 3/8      33 5/8    41 1/8                .195
                    ------------------------------------------------

Stock price ranges are from the New York Stock Exchange composite listing. at February 14, 1997, there were 220,201 shareholders of record.


FORM 10-K, OTHER REPORTS

Shareholders may receive, without charge, a copy of The Allstate Corporation's Form 10-K annual report, filed with the Securities and Exchange Commission, for the year ended Dec. 31, 1996, by contacting:

Investor Relations
The Allstate Corporation
3075 Sanders Road
Northbrook, IL  60062-7127
(800) 416-8803

STOCK EXCHANGE LISTING
The Allstate Corporation's common stock is listed on the New York Stock Exchange under the trading symbol ALL. Common stock is also listed on the Chicago Stock Exchange.

INDEPENDENT AUDITORS
Deloitte &Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL  60601-6779

MEDIA INQUIRIES
Allstate Media Relations
2775 Sanders Road
Northbrook, IL  60062-6127
(847) 402-5600

"The Good Hands People" and "You're In Good Hands With Allstate" are registered service marks of Allstate Insurance Company.





FINANCIAL SECTION

                                                                   ALLSTATE - 31


CONTENTS


11-year summary of selected financial data..................................32 management's discussion and analysis........................................34 consolidated statements of operations.......................................57 consolidated statements of financial position...............................58 consolidated statements of shareholders' equity.............................59 consolidated statements of cash flows.......................................60 notes to consolidated financial statements..................................61 independent auditor's report................................................89 report of management........................................................90
board of directors..........................................................91
senior management team......................................................92 shareholder information.....................................................93



NET INCOME              DIVIDENDS               MARKET VALUE
PER COMMON SHARE        PER COMMON SHARE        PER COMMON SHARE

1994 $1.08              1994 $0.72              1994 $23.75
1995 $4.24              1995 $0.78              1995 $41.13
1996 $4.63              1996 $0.85              1996 $57.88

11-year summary of selected financial data

32 - ALLSTATE





($ in millions except per share data)                                  1996     1995     1994
---------------------------------------------------------------------------------------------
CONSOLIDATED OPERATING RESULTS
---------------------------------------------------------------------------------------------
Insurance premiums and contract charges                             $19,702  $18,908  $17,566
Net investment income                                                 3,813    3,627    3,343
Realized capital gains and losses                                       784      258      200
Total revenues                                                       24,299   22,793   21,109
Operating income (loss), net of tax                                   1,600    1,587      268
Realized capital gains and losses, net of tax                           510      168      130
Equity in net income (loss) of unconsolidated subsidiary                 29       56       86
Income (loss) from continuing operations                              2,075    1,904      484
Gain (loss) from discontinued operations, net of tax                      -        -        -
Cumulative effect of changes in accounting                                -        -        -
Net income (loss)                                                     2,075    1,904      484
Earnings (loss) per share
   Income (loss) before cumulative effect of changes in
     accounting                                                        4.63     4.24     1.08
   Cumulative effect of changes in accounting                             -        -        -
   Net income (loss)                                                   4.63     4.24     1.08
Dividends declared per share                                           0.85     0.78     0.72

CONSOLIDATED FINANCIAL POSITION
---------------------------------------------------------------------------------------------
Investments                                                         $58,329  $56,505  $47,227
Total assets                                                         74,508   70,029   60,988
Reserves for claims and life-contingent contract benefits
 and contractholder funds                                            43,789   42,904   39,961
Debt                                                                  1,386    1,228      869
Shareholders' equity                                                 13,452   12,680    8,426
Shareholders' equity per share                                        30.47    28.34    18.73

PROPERTY-LIABILITY OPERATIONS
---------------------------------------------------------------------------------------------
Premiums written                                                    $18,586  $17,965  $16,739
Premiums earned                                                      18,366   17,540   16,513
Net investment income                                                 1,758    1,630    1,515
Operating income (loss), net of tax                                   1,266    1,301       81
Realized capital gains and losses, net of tax                           490      158      145
Equity in net income (loss) of unconsolidated subsidiary                 29       56       86
Income (loss) before cumulative effect of changes in
 accounting                                                           1,725    1,608      312
Net income (loss)                                                     1,725    1,608      312
Operating ratios
   Claims and claims expense ("loss") ratio                            78.9     78.1     88.0
   Expense ratio                                                       21.6     22.3     23.3
   Combined ratio                                                     100.5    100.4    111.3

LIFE AND ANNUITY OPERATIONS
---------------------------------------------------------------------------------------------
Premiums and contract charges                                        $1,336   $1,368   $1,053
Net investment income                                                 2,045    1,992    1,827
Operating income, net of tax                                            368      327      226
Realized capital gains and losses, net of tax                            20       10      (15
Income from continuing operations before cumulative
 effect of changes in accounting                                        388      337      211
Net income (loss)                                                       388      337      211
Statutory premiums and deposits                                       5,157    4,874    4,539
Investments including Separate Accounts                              33,588   31,065   26,197
=============================================================================================


Operating income (loss), net of tax is "Income before dividends on preferred securities and equity in net income of unconsolidated subsidiary" excluding realized capital gains (losses) and gain (loss) on disposition of operations, net of tax. - Consolidated financial position for 1993 and thereafter are not comparable to prior years due to adoption of new accounting rules for debt and equity securities. - Earnings (loss) per share is presented pro forma for 1993 and 1992 and is not applicable prior to 1992.

11-year summary of selected financial data

                                                                   ALLSTATE - 33


($ in millions except per share data)                            1993     1992     1991     1990     1989     1988     1987    1986
------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED OPERATING RESULTS
------------------------------------------------------------------------------------------------------------------------------------
Insurance premiums and contract charges                       $17,118  $16,670  $16,215  $15,342  $14,251  $12,870  $11,306  $9,384
Net investment income                                           3,269    3,153    2,954    2,528    2,195    1,745    1,364   1,124
Realized capital gains and losses                                 215      161        4      182      224      185      273     151
Total revenues                                                 20,602   19,984   19,173   18,052   16,670   14,800   12,943  10,659
Operating income (loss), net of tax                             1,083     (718)     662      518      626      784      896     633
Realized capital gains and losses, net of tax                     140      106        3      118      148      122      180     109
Equity in net income (loss) of unconsolidated subsidiary           79      112       58       54       41        8      (31)      2
Income (loss) from continuing operations                        1,302     (500)     723      690      815      914    1,045     744
Gain (loss) from discontinued operations, net of tax                -        -        -       11        -     (146)     (99)     (6)
Cumulative effect of changes in accounting                          -     (325)       -        -        -      185        -       -
Net income (loss)                                               1,302     (825)     723      701      815      953      946     738
Earnings (loss) per share
   Income (loss) before cumulative effect of changes in
     accounting                                                  2.99    (1.16)
   Cumulative effect of changes in accounting                       -    (0.75)
   Net income (loss)                                             2.99    (1.91)
Dividends declared per share                                     0.36

CONSOLIDATED FINANCIAL POSITION
------------------------------------------------------------------------------------------------------------------------------------
Investments                                                   $47,932  $40,971  $38,213  $32,972  $28,144  $24,334  $18,940 $15,315
Total assets                                                   58,994   51,817   47,173   41,246   35,369   30,817   25,406  21,257
Reserves for claims and life-contingent contract benefits
 and contractholder funds                                      37,275   35,776   31,576   27,058   22,193   18,370   14,106  10,986
Debt                                                              850    1,800        -        -        -        -        -       -
Shareholders' equity                                           10,300    5,383    8,151    7,127    6,793    6,213    5,525   5,107
Shareholders' equity per share                                  22.89    17.04

PROPERTY-LIABILITY OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------
Premiums written                                              $16,292  $15,774  $15,107  $14,572  $13,385  $12,271  $10,980  $9,442
Premiums earned                                                16,039   15,542   15,018   14,176   13,039   11,908   10,485   8,798
Net investment income                                           1,406    1,420    1,350    1,254    1,212    1,063      953     836
Operating income (loss), net of tax                               963     (867)     475      355      481      665      798     538
Realized capital gains and losses, net of tax                     146      166       24      108      132      114      161      93
Equity in net income (loss) of unconsolidated subsidiary           79      112       58       54       41        8      (31)      3
Income (loss) before cumulative effect of changes in            1,188     (589)     557      517      654      787      928     633
   accounting
Net income (loss)                                               1,188     (900)     557      517      654      982      928     633
Operating ratios
   Claims and claims expense ("loss") ratio                      79.7     97.4     83.3     85.7     82.8     80.5     80.6    82.1
   Expense ratio                                                 23.5     24.0     24.8     24.5     24.7     24.1     24.3    24.1
   Combined ratio                                               103.2    121.4    108.1    110.2    107.5    104.6    104.9   106.2

LIFE AND ANNUITY OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------
Premiums and contract charges                                  $1,079   $1,128   $1,197   $1,166   $1,212     $962     $821    $586
Net investment income                                           1,858    1,733    1,604    1,274      983      682      411     288
Operating income, net of tax                                      169      149      187      163      145      119       99      95
Realized capital gains and losses, net of tax                      (6)     (60)     (21)      10       16        8       19      16
Income from continuing operations before cumulative
 effect of changes in accounting                                  163       89      166      173      161      127      118     111
Net income (loss)                                                 163       75      166      184      161      (29)      18     105
Statutory premiums and deposits                                 4,086    3,851    4,222    4,252    3,276    3,447    2,294   1,629
Investments including Separate Accounts                        24,909   21,829   19,050   15,732   11,787    9,435    6,412   4,279
====================================================================================================================================

- Shareholders' equity is presented pro forma for 1992 reflecting the formation of The Allstate Corporation - Net income (loss) and financial position for 1992 and thereafter are not comparable to prior years due to adoption of new accounting rules for postretirement and postemployment benefits. - Net income for 1988 reflects adoption of new income tax accounting rules.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

34  -  ALLSTATE

THE FOLLOWING DISCUSSION HIGHLIGHTS SIGNIFICANT FACTORS INFLUENCING RESULTS OF OPERATIONS AND FINANCIAL POSITION OF THE ALLSTATE CORPORATION (THE "COMPANY" OR "ALLSTATE"). IT SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ON PAGES 57 THROUGH 88 AND THE 11-YEAR SUMMARY OF SELECTED FINANCIAL DATA ON PAGES 32 AND 33.

ANALYSIS OF THE COMPANY'S TWO PRINCIPAL INSURANCE SEGMENTS IS PROVIDED IN PROPERTY-LIABILITY OPERATIONS AND LIFE AND ANNUITY OPERATIONS BEGINNING ON
PAGES 35 AND 46, RESPECTIVELY.
================================================================================
1996 ACCOMPLISHMENTS

-Several actions were taken to significantly reduce exposure to catastrophes in Florida and California.
-The Company sold its Northbrook, Reinsurance and ARCO operations.
-The Company issued $750 million of trust preferred securities. The proceeds were used for general corporate purposes, including the Company's stock repurchase program.
-In late 1996, the Company's board of directors approved the expansion of its stock repurchase program by an amount not to exceed $750 million through the end of 1997.


CONSOLIDATED REVENUES
                                                      For the year ended December 31,
($ in millions)                                 1996               1995              1994
=========================================================================================
Property-liability insurance premiums        $18,366            $17,540           $16,513
Life and annuity premiums
 and contract charges                          1,336              1,368             1,053
Net investment income                          3,813              3,627             3,343
Realized capital gains and losses                784                258               200
                                             --------------------------------------------
Total revenues                               $24,299            $22,793           $21,109
                                             ============================================


CONSOLIDATED NET INCOME Net income for 1996, increased to $2.08 billion, or $4.63 per share, from $1.90 billion, or $4.24 per share in 1995, which in turn increased from $484 million, or $1.08 per share in 1994. Net income for each of the periods was impacted by the following items:
--------------------------------------------------------------------------------
1996
-     Increased property-liability premiums;
-     Favorable property-liability auto severity trends;
- Increased realized capital gains from the repositioning of the property-liability investment portfolio, and favorable investment performance and market conditions;
- Improved Allstate Life operating income resulting from growth in new business and favorable mortality margins; and
-     $318 million pre-tax charge to strengthen discontinued lines and coverages net loss reserves.
--------------------------------------------------------------------------------
1995
-     Increased revenue growth in both property-liability and Allstate Life;
-     Lower property-liability loss and expense ratios;
-     Improved Allstate Life mortality margins and operating expenses; and
-     Gain of $93 million after-tax on the sale of 70% of PMI Group.
--------------------------------------------------------------------------------
1994
-     $1.06 billion after-tax in losses from the Northridge earthquake;
-     $100 million after-tax charge for the cost of an early retirement program;
- Favorable trends in property-liability claim severity and expense reductions; and
-     Improved Allstate Life operating income.

                                                                ALLSTATE - 35




--------------------------------------------------------------------------------
PROPERTY-LIABILITY 1996 HIGHLIGHTS
- Property-liability premiums written increased 3.5% in 1996, as 27.3% growth in non-standard auto offset the absence of premium from the Northbrook, Reinsurance and ARCO operations following their sale.
-    Property-liability combined ratio increased slightly to
     100.5 from 100.4 as improvements in the expense ratio were partially offset by increases in the loss ratio.
- Property-liability net income increased to $1.73 billion in 1996 from $1.61 billion in 1995.

--------------------------------------------------------------------------------
PROPERTY-LIABILITY OPERATIONS

OVERVIEW In order to focus primarily on its core strengths, the Company sold Northbrook Holdings, Inc. and its wholly owned subsidiaries (collectively "Northbrook"), its U.S.-based reinsurance operations for policies written after 1984 ("Reinsurance") and its London-based reinsurance operations, Allstate Reinsurance Co., Limited ("ARCO") during the second half of 1996. Subsequent to the dispositions, Allstate's property-liability operations consists of two principal areas of business: personal property and casualty ("PP&C") and discontinued lines and coverages ("Discontinued Lines and Coverages"). PP&C, which has historically included only the Company's personal property and casualty business, now includes the ongoing commercial business written through the Allstate agent distribution channel. Discontinued Lines and Coverages consists of business no longer written by Allstate, including results from environmental, asbestos and mass tort losses and other commercial business in run-off, and the historical results of the mortgage pool business and businesses sold in 1996.
     Underwriting results for each of the property-liability lines of business are discussed separately beginning on page 38.
     Summarized financial data and key operating ratios for Allstate's property-liability operations are presented in the following table.



 ($ in millions)                                         1996     1995     1994
-------------------------------------------------------------------------------
 Premiums written                                     $18,586  $17,965  $16,739
                                                      =========================
 Premiums earned                                      $18,366  $17,540  $16,513
 Claims and claims expense                             14,487   13,688   14,529
 Operating costs and expenses                           3,964    3,915    3,721
 Early retirement program                                   -        -      132
                                                        -----------------------
 Underwriting loss                                        (85)     (63)  (1,869)
 California Earthquake Authority assessment               150        -        -
 Net investment income                                  1,758    1,630    1,515
 Realized capital gains and losses, after-tax             490      158      145
 (Loss) gain on disposition of operations, after-tax      (60)      93        -
 Income tax expense (benefit) on operations               257      266     (435)
 Income before equity in net income of
  unconsolidated subsidiary                             1,696    1,552      226
 Equity in net income of unconsolidated subsidiary         29       56       86
 Net income                                           $ 1,725  $ 1,608     $312
                                                      =========================
 Catastrophe losses                                   $   991  $   934  $ 1,988
 Operating ratios                                     =========================
  Claims and claims expense ("loss") ratio               78.9     78.1     88.0
  Expense ratio                                          21.6     22.3     23.3
                                                      -------------------------
  Combined ratio                                        100.5    100.4    111.3
                                                      =========================
  Effect of catastrophe losses on combined ratio          5.4      5.3     12.0
                                                      =========================



NET INVESTMENT INCOME AND REALIZED CAPITAL GAINS Pretax net investment income increased 7.9% in 1996 and 7.6% in 1995. The increases in net investment income were primarily due to higher investment balances.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

36 - ALLSTATE



     In low interest rate environments, funds from maturing investments may be reinvested at substantially lower interest rates than the rates which prevailed when the funds were previously invested.
     Realized capital gains net of tax for 1996 were $490 million compared with $158 million in 1995. The increase was primarily due to the sale of tax-exempt long-term fixed income and equity securities, in order to reduce the market risk (principally interest rate sensitivity and equity price risk) associated with property-liability's fixed income and equity securities investment portfolios. The proceeds from the repositioning were reinvested in taxable intermediate-term fixed income securities. Favorable investment performance and market conditions also contributed to the 1996 increase. Realized capital gains net of tax increased 9.0% in 1995, as compared to 1994 as increased sales of equity securities were partially offset by writedowns on fixed income and equity securities. Year-to-year fluctuations in realized capital gains are largely a function of the timing of sales decisions reflecting management's view of individual securities and overall market conditions.
     The Company expects the rate of increase in property-liability net investment income to be lower in 1997 as a result of the Northbrook, Reinsurance and ARCO sales. These sales resulted in a net reduction of property-liability investments of approximately $1.59 billion.

CATASTROPHE LOSSES Catastrophes are an inherent risk of the property-liability insurance business which have contributed, and will continue to contribute, to material year-to-year fluctuations in Allstate's results of operations and financial position. The level of catastrophe losses experienced in any year cannot be predicted and could be material to the results of operations and financial position. The Company has experienced two severe catastrophes in the last five years resulting in losses of $2.33 billion relating to Hurricane Andrew (net of reinsurance) and $1.72 billion relating to the Northridge earthquake. While management believes the Company's catastrophe management strategies, described below, will greatly reduce the probability of severe losses in the future, the Company continues to be exposed to similar or greater catastrophes.
     The establishment of appropriate reserves for catastrophes, as for all property-liability claims, is an inherently uncertain process. Catastrophe reserve estimates are regularly reviewed and updated, using the most current information. Any resulting adjustments, which may be material, are reflected in current operations.

CATASTROPHE MANAGEMENT Allstate has implemented strategies to limit, over time, subject to the requirements of insurance laws and regulations and as limited by competitive considerations, its insurance exposures in certain regions prone to catastrophes. These strategies include limits on new business production, limitations on certain policy coverages, increases in deductibles, policy brokering and participation in catastrophe pools. In addition, Allstate has requested and received rate increases in certain regions prone to catastrophes. During 1996, the Company made substantial progress in Florida and California in reducing its exposure to catastrophes.
     Allstate continues to support passage of legislation in Congress such as the Homeowner's Insurance Availability Act which could, if enacted, lessen the impact to Allstate of catastrophic natural disasters such as hurricanes and earthquakes. Allstate is a founding member of a newly-formed coalition whose members include property insurers and insurance agents. This group is promoting a measure that would provide federal reinsurance to state disaster plans. The Company is unable to determine whether, or in what form, such proposed legislation will be enacted or what the effect on the Company will be.
     For Allstate, major areas of potential losses due to hurricanes include major metropolitan centers near the eastern and gulf coasts of the United States. The major areas of exposure to potential losses due to earthquakes in California include population centers in and around Los Angeles and San Francisco. Other areas in the United States with exposure to potential earthquake losses include areas surrounding the New Madrid fault system in the midwest and faults in and surrounding Seattle, Washington. Allstate continues to evaluate business strategies and options in the reinsurance market for appropriate coverage at acceptable rates and the financial markets to more effectively manage its exposure to catastrophe losses in these and other areas.

                                                                  ALLSTATE - 37


     Florida Hurricanes Over the last several years the Company has non-renewed policies as a means of reducing exposure to catastrophes. During 1996, approval was received from the Florida Department of Insurance on key components of the Company's plan to reorganize its Florida property business in order to reduce its exposure to hurricane losses. As part of this plan, the Company has discontinued its policy non-renewal program and taken the following additional actions.

- Allstate Floridian Insurance Company ("Floridian") was formed to sell and service Allstate's Florida property policies. Effective mid-September 1996, all new Florida property policies were written by Floridian. Existing Allstate property policies, which expire after October 31, 1996, are being transferred to Floridian as the policies are renewed.
- Floridian entered into catastrophe reinsurance agreements with a non-affiliated entity which provides approximately $400 million of catastrophe reinsurance protection.
- Allstate entered into an agreement with Clarendon National Insurance Company ("Clarendon") to sell the renewal rights of up to 137,000 Florida property policies and as a result may non-renew up to 170,000 policies. Beginning with policies expiring after November 14, 1996, Allstate will no longer provide coverage for these policies as they expire over the next twelve months. In connection with the sale of the renewal rights of these policies, the Company recognized an after-tax loss of $24 million in 1996. The Company expects annual written premiums to decrease by approximately $106 million as a result of this sale.
- Effective September 17, 1996, for new business, and November 1, 1996, for renewal business, Florida property policies contained increased deductibles, certain coverage modifications and a 24.9% statewide average increase in premium rates. Except for the possibility of recouping certain assessments for deficits in the residual property markets, the Company has agreed to not increase property premium rates until January 1999.
- Beginning April 16, 1997, as certain policies renew, the Company will transfer the wind damage portion of between 50,000 and 60,000 Allstate property policies to the Florida Windstorm Underwriting Association.

     Management believes as these actions are implemented, the Company's exposure to hurricane losses will be substantially reduced in Florida, however, premium growth will also be impacted.
     California Earthquakes On December 2, 1996, the California Earthquake Authority ("CEA") commenced operations. The CEA is a privately-financed, publicly-managed state agency created to provide coverage for earthquake damage resulting from the movement of the earth. Insurers selling homeowners insurance in California are required to offer earthquake insurance to their customers either through their company or participation in the CEA. Beginning January 20, 1997, Allstate's traditional earthquake policies and mini-earthquake policies ("Mini-policy") began transferring to the CEA; this transfer will continue over the next year as these policies expire. Beginning late in the second quarter of 1996, Allstate's traditional earthquake policies were renewed as Mini-policies. The Mini-policy has higher deductibles, eliminates coverage for most non-dwelling structures and limits personal contents coverage, thereby significantly reducing Allstate's exposure to earthquake losses in California from what it was at the time of the Northridge earthquake in 1994.
     Approximately $700 million of capital needed to create the CEA was obtained from assessments of participating insurance companies. Assessments were based on an insurer's proportionate market share of earthquake coverage in the state. Allstate's pretax assessment, including related expenses, was approximately $150 million.
     Additional capital needed to operate the CEA will be obtained through assessments of participating insurance companies, reinsurance and bond issuances funded by policyholder assessments. Allstate may be assessed in the future depending on the capital level of the CEA.

- Participating insurers are required to fund a second assessment, not to exceed $2.10 billion in total, if the capital of the CEA falls below $350 million.
- Participating insurers are required to fund a third assessment, after recovery of reinsurance and bond issuances, of up to $1.40 billion, if aggregate earthquake losses exceed $5.60 billion or the CEA's capital falls below $350 million.
- The authority of the CEA to assess participating insurers expires when the CEA has completed twelve years of operation.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


38 - ALLSTATE




- All assessments to participating CEA insurers are based on earthquake insurance market share, as of December 31 of the preceding year. Earthquake insurance market share is based on the percent of earthquake premium written by the CEA for which the insurer has written the underlying property policy.
- The aggregate amount of insurer assessments may change annually to reflect the market share of insurers entering and withdrawing from the CEA.
- Allstate does not expect its portion of these additional contingent assessments, if needed, to exceed $700 million, assuming its current earthquake insurance market share does not materially change.

     Management believes Allstate's exposure to earthquake losses in California will be significantly reduced in the future as a result of the CEA. However, the Company continues to be directly exposed to earthquake losses in California through January 1998 until all policies expire and are rewritten by the CEA. The Company's homeowners policy will continue to include coverages for losses caused by explosions, theft, glass breakage and fires following an earthquake, which are not written by the CEA. The Company will non-renew approximately $117 million in earthquake premiums written over the next year.



DISPOSITIONS The 1996 net loss on dispositions is comprised of the following after-tax gains and losses:
-  $51 million gain from the sale of Northbrook;
-  $9 million gain from the sale of Reinsurance;
- $24 million loss from the sale of renewal rights of certain Florida homeowners policies to Clarendon;
-  $41 million loss from the sale of ARCO; and
- $55 million loss due to an increase in the provision for future losses established in connection with Allstate's decision to exit the mortgage guaranty insurance business.


     The sale of certain Florida policy renewal rights to Clarendon is discussed in Catastrophe Management. The sales of Northbrook, Reinsurance, ARCO and the increase in the provision for future losses established for mortgage guaranty business are discussed in detail in the Discontinued Lines and Coverages underwriting summary beginning on page 41.
     In 1995, the Company sold 70% of the common stock of the PMI Group, Inc. ("PMI Group"), a wholly owned subsidiary in an initial public offering. A gain of $93 million after-tax was realized.

--------------------------------------------------------------------------------------
PERSONAL PROPERTY AND CASUALTY (PP&C) UNDERWRITING SUMMARY

($ in millions)                                                1996     1995      1994
--------------------------------------------------------------------------------------
Premiums written                                            $17,978  $16,941   $15,635
                                                            ==========================
Premiums earned                                             $17,708  $16,524   $15,452
Claims and claims expense                                    13,574   12,648    13,563
Operating costs and expenses                                  3,718    3,576     3,368
Early retirement program                                          -        -       105
                                                            --------------------------
    Underwriting income (loss)                              $   416  $   300   $(1,584)
                                                            ==========================
    Catastrophe losses                                      $   983  $   905   $ 1,959
Operating ratios                                            ==========================
    Claims and claims expense ("loss") ratio                   76.7     76.5      87.8
    Expense ratio                                              21.0     21.6      22.5
                                                            --------------------------
    Combined ratio                                             97.7     98.1     110.3
                                                            ==========================
    Effects of catastrophe losses on combined ratio             5.6      5.5      12.7
                                                            ==========================

PP & C PREMIUMS WRITTEN BY LINE
[GRAPH APPEARS HERE]



($ in millions)        1994      1995       1996
                       ----      ----       ----
Standard auto         $9,611    $10,127   $10,389
Non-standard auto      1,681      2,165     2,756
Homeowners             2,715      2,915     3,042
Other                  1,628      1,734     1,791
                     -------    -------   -------
  Total              $15,635    $16,941   $17,978
                     =======    =======   =======

PP&C PREMIUMS PP&C provides primarily private-passenger auto and homeowners insurance to individuals. The Company separates the voluntary personal auto insurance business into two categories for underwriting purposes according to insurance risks: the standard market and the non-standard market. The standard market consists of drivers who meet certain criteria which classify them as having low to average risk of loss expectancy. The non-standard market

                                                                  ALLSTATE - 39





consists of drivers who have higher-than-average risk profiles due to their driving records, lack of prior insurance or the types of cars they own. These policies are written at rates higher than standard auto rates.
     The standard auto and homeowners markets are pursuing a segmented growth marketing strategy with respect to geographic areas. Standard auto is attempting to grow more rapidly in areas where the regulatory climate is more conducive to attractive returns. Homeowners is attempting to reduce or limit its exposure in areas where the risk of loss from catastrophes does not provide appropriate returns. The process to designate geographic areas as growth and limited growth is dynamic and may be revised as changes occur in the legal, regulatory and economic environments, as catastrophe exposure is reduced and as new products are approved. Less than 6.0% of the total United States population reside in areas designated as standard auto limited growth markets. The Company is attempting to reduce or limit homeowners growth in areas where approximately 20.0% of the United States population reside.
     Standard auto premiums written increased 2.6% in 1996 to $10.39 billion, from $10.13 billion in 1995, primarily due to increases in renewal policies
in force and average premiums.   The increase in policies in force was
achieved in markets designated for growth and was partially offset by a slight decline in policies in force in limited growth markets. Average premium increases were primarily attributable to a shift to newer and more expensive autos, and to a lesser extent, rate increases. Rate increases generally are limited by regulatory and competitive factors. Standard auto premiums written increased 5.4% in 1995, from $9.61 billion in 1994, primarily due to increases in both the number of policies in force and average premiums. The growth in policies in force was due to increases in both new and renewal business and was achieved in markets designated for growth, partially offset by a decline in policies in force in limited growth markets.
     Non-standard auto premiums written increased 27.3% in 1996, to $2.76 billion from $2.17 billion in 1995, which in turn increased 28.8% over 1994 premiums of $1.68 billion. For both periods, the increase was driven by an increase in policies in force and, to a lesser extent, average premiums. The increase in policies in force were driven primarily by new business growth, which is due, in part, to the introduction of non-standard auto products in new markets. The increases in average premiums were primarily due to rate increases.
     Homeowners premiums written in 1996 increased 4.4% to $3.04 billion from $2.92 billion in 1995, which in turn increased 7.4% over 1994 premiums of $2.72 billion. For both periods, the increases in premiums were primarily due to higher average premiums and a small increase in policies in force. The higher average premiums are primarily due to rate increases in catastrophe exposure areas, principally Florida in 1996 and California in 1995, and the effect of policy provisions which adjust for inflation. Growth in policies in force is primarily occurring in areas targeted for growth and is partially offset by reductions in policies in certain areas prone to catastrophes. The reduced rate of increase in homeowners premiums in 1996 was impacted by catastrophe management initiatives in California, including a policy which offers higher deductibles and significantly reduces and in some cases eliminates certain coverages, thereby reducing the Company's exposure to earthquake losses while lowering premiums. In November 1996, after the introduction of the CEA, the Company returned to writing new homeowners policies in California.

PP&C COMBINED RATIO
[GRAPH APPEARS HERE]

                                  1994     1995     1996
                                  ----     ----     ----
Excluding catastrophes            97.6     92.6     92.1
Total including catastrophes     110.3     98.1     97.7


PP&C UNDERWRITING RESULTS Underwriting income increased to $416 million from $300 million for 1995. The increase was primarily due to increased premium, and favorable auto claim severity (average cost per claim) and expense trends, which were partially offset by an increase in loss frequency trends (rate of claim occurrence) and catastrophe losses. Catastrophe losses for 1996 were $983 million compared with $905 million for 1995 and $1.96 billion in 1994. Underwriting income in 1995 improved from a loss of $1.58 billion in 1994, primarily due to lower catastrophe losses, premium growth and favorable loss and expense trends. The favorable loss trends in 1995 were primarily due to an improvement in standard auto and homeowners claim frequency and improved claim severity in auto injury coverages, partially offset by unfavorable trends in auto physical damage claim severities.
     Changes in auto claim severity are generally influenced by inflation in the medical services and auto repair sectors of the economy and Company loss control programs. Injury claims are

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS (CONTINUED)

40 - ALLSTATE

affected by medical cost inflation while physical damage claims are affected largely by auto repair cost inflation and used car costs. Management believes that favorable injury coverage severity trends in 1996 and 1995 are due, in part, to the Company's bodily injury loss initiatives and economic trends. The Company's bodily injury loss initiatives include the centralization of claim functions to facilitate the consistent application of evaluation and claim settlement processes, using state-of-the-art practices and systems. Soft tissue injuries (minor strains and sprains), which result from low or moderate impact collisions, are thoroughly investigated and aggressively defended. Special investigative units are used to detect fraud and handle suspect claims. While the Company's injury coverage severity declined in 1996 from 1995 and 1994, it also trended favorably as compared to the medical cost inflation index and the industry.
        For physical damage coverages, PP&C monitors its rate of increase in average cost per claim against the Body Work price index and the Used Car price index. The Company's 1996 and 1995 rates of increase in physical damage coverage severity were higher than the benchmark indices, but improved from the prior year, and were consistent with industry trends. During 1996, the Company began the testing and training phase of redesigned claim settlement processes for auto physical damage claims.
        During 1996, lower loss costs due to reduced auto injury frequencies were more than offset by an increase in auto physical damage and homeowners frequencies. The increase in frequencies is primarily the result of severe winter storms in the first quarter. Non-standard auto claim frequencies increased in 1996 and 1995 from the prior years, consistent with new business growth. During 1995, standard auto claim frequencies decreased slightly for physical damage coverages. The improvement in physical damage claim frequencies for 1995 resulted from favorable trends in the first quarter due to milder winter weather. Claim frequency for homeowners coverages, excluding claims related to catastrophes, decreased in 1995 and 1994, while claim severity increased.
        As a result of a study of the issues affecting the homeowners business and as a means of improving homeowners contribution to underwriting income, underwriting standards for the majority of new business were changed to include home inspections and an analysis of potential insureds' prior loss history, as well as financial stability.
        The improvement in the 1996 expense ratio was the result of a benefit due to a change in the components of acquisition costs deferred, which were partially offset by increased charges due to investments in technology. The Company changed the components of the acquisition costs deferred to include all forms of agent remuneration, which vary directly with premium production in order to more appropriately match the costs of acquiring business to the related revenue, and to increase the consistency of accounting for agent remuneration despite differing contractual agreements with agents.
        The additional costs deferred consist primarily of employer payroll taxes, benefits and the agents' office expense allowance, which is reimbursed based on the percent of premiums written. Previously, only commissions paid to agents and agency managers, premium taxes and inspection report costs were deferred. This change had a favorable impact to 1996 underwriting income of $111 million or .6 points in the expense ratio. The expense ratio declined to
21.0 in 1996 from 22.5 in 1994, as management improved efficiency and controlled the growth of back-office operation expenses. The Company expects to increase its investment in technology and other initiatives to support the growth of the Company, improve efficiencies and control expenses.

PP&C OUTLOOK
- The reduced rate of increase in 1996 standard auto premiums written, as compared to 1995, reflects, in part, the impact of PP&C's segmented growth marketing strategy. The Company is pursuing various initiatives in growth markets, including increasing its agent force, expanding its advertising program and offering new pricing structures to increase the growth of Allstate's standard auto premium in 1997.
- In early 1997, California standard auto rates will decrease by approximately 7.0% as new policies are written and existing policies are renewed. This decrease is due primarily to changes in the regulatory environment in California and favorable loss trends.

                                                                ALLSTATE - 41




- PP&C intends to grow non-standard auto premiums written in 1997 by introducing new products into new markets and expanding distribution channels. However, the rate of growth in non-standard auto premiums is expected to gradually decline as the market matures.
- PP&C expects the rate of growth in homeowners premiums to decline in 1997. Increases in premiums due to new business growth, the Company's re-entry into the California property market and the Florida rate increase will be partially offset by reduced premiums due to the sale of Florida property policy renewal rights to Clarendon, the transfer of the wind portion of certain Florida property policies to the Florida Windstorm Underwriting Association and the transfer of California earthquake policies to the CEA.
- During 1997, the Company plans to expand its domestic and international presence through the development of start-up operations, acquisitions or partnerships.



--------------------------------------------------------------------------------
    DISCONTINUED LINES AND COVERAGES UNDERWRITING SUMMARY
    ($ in millions)                                         1996  1995  1994
--------------------------------------------------------------------------------
        Underwriting loss                                   $501  $363  $285
                                                            ================



     Discontinued Lines and Coverages consists of business no longer written by Allstate, including results from environmental, asbestos and mass tort losses and other commercial business in run-off, and the historical results of the mortgage pool business and businesses sold in 1996. Results have been restated for 1995 and 1994 to reflect the historical results of businesses sold in 1996.
     During 1996, the Company concluded a comprehensive re-evaluation of Discontinued Lines and Coverages net loss reserves, including the process for estimating and identifying available reinsurance, which resulted in an increase in net loss reserves of $318 million. The increase in net loss reserves consisted of several components, including a $244 million increase in environmental and asbestos net loss reserves, a $60 million increase in net loss reserves for mass tort exposures and a $14 million increase in the provision for future insolvencies of reinsurers. See the discussion in "Property-Liability Claims and Claims Expense Reserves" section, which follows.
     On July 31, 1996, Allstate completed the sale of Northbrook to St. Paul Fire & Marine Insurance Company ("St. Paul"). Northbrook writes commercial insurance through its subsidiaries using independent agents. Allstate received gross proceeds of $189 million and recognized a gain of $18 million ($51 million after-tax) on the sale. The proceeds and gain are subject to a purchase price adjustment, expected to be finalized in 1997. In connection with the sale, Allstate entered into an agreement with St. Paul whereby Allstate and St. Paul will share in any development of the closing net loss reserves of Northbrook. The Company does not expect unfavorable reserve development based on current trends, conditions and claim settlement processes. Premiums written for Northbrook through July 31, 1996, included in the results of operations for the year ended December 31, 1996, were $295 million. As a result of the sale, the Company's reserve for claims and claims expenses, net of reinsurance, was reduced by $1.01 billion and investments were reduced by $973 million. See Note 3 to the consolidated financial statements.
     On September 16, 1996, the Company completed the sale of Reinsurance to SCOR U.S. Corporation ("SCOR"). The transaction consisted of the sale of certain non-insurance assets, non-insurance liabilities and renewal rights, and a reinsurance transaction for the insurance liabilities. The Company received gross proceeds of $152 million as a result of the sale and will realize a $79 million gain ($58 million after-tax). The Company recognized the portion of the gain, $15 million ($9 million after-tax), related to the sale of the renewal rights in 1996. The remaining $64 million gain ($49 million after-tax) was deferred and will be amortized through underwriting income over the reserve run-off period, approximately five years, in accordance with retroactive reinsurance accounting principles.
     On November 15, 1996, Allstate completed the sale of the common stock of ARCO to QBE Insurance Group Limited of Sydney, Australia. The Company received proceeds of

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

42 - ALLSTATE

$37 million and recognized a $40 million loss ($41 million after-tax) on the sale. See Note 3 to the consolidated financial statements.
     Premiums written for Reinsurance and ARCO, included in the results of operations for the year ended December 31, 1996, were $316 million. As a result of the Reinsurance and ARCO sales, the Company's investments were reduced by $617 million.
     During 1996, the Company increased by $87 million ($55 million after-tax) the provision for future losses provided for the run-off of the mortgage pool business which is included in the loss on disposition of operations line of the statement of operations. The original provision of
$119 million ($80 million after-tax) was established in 1995 in connection with Allstate's decision to exit the mortgage guaranty insurance business.
The increase was due primarily to revised loss trend analyses based on continued weakness in economic conditions, including real estate prices and unemployment in Southern California where this business is highly concentrated. This business continues to be affected by these economic conditions, as well as interest rate volatility or a combination of such factors. These factors are considered in the periodic re-evaluation of the provision for future losses.
-------------------------------------------------------------------------------
PROPERTY-LIABILITY CLAIMS AND CLAIMS EXPENSE RESERVES
Underwriting results of the property-liability operations are significantly influenced by estimates of property-liability claims and claims expense reserves (see Note 6 to the consolidated financial statements). These reserves are an accumulation of the estimated amounts necessary to settle all outstanding claims, including claims that are incurred but not reported ("IBNR"), as of the reporting date. These reserve estimates are based on known facts and interpretation of circumstances, including Allstate's experience with similar cases and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims and product mix, as well as other factors including court decisions, economic conditions and public attitudes. The effects of inflation are implicitly considered in the reserving process. The establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain process. Allstate regularly updates its reserve estimates as new facts become known and further events occur which may impact the resolution of unsettled claims. Changes in prior year reserve estimates, which may be material, are reflected in the results of operations in the period such changes are determined to be needed. The following table summarizes changes in Allstate's estimate of prior year reserves in 1996, 1995 and 1994.

                                                  Reserve increase (decrease)

 ($ in millions)                            1996            1995            1994
 -------------------------------------------------------------------------------
 Reserve re-estimates due to:
    Environmental and asbestos claims     $ 335           $  82           $  80
    All other property-liability claims    (671)           (507)           (792)
                                          --------------------------------------
 Pretax reserve decrease                  $(336)          $(425)          $(712)
                                          ======================================
Loss development information related to ARCO is not included in the table above.


     Favorable calendar year reserve development in 1996, 1995 and 1994 was the result of favorable severity trends in each of the three years, which more than offset adverse development in Discontinued Lines and Coverages and increases to reserves for claim expense which occurred in 1996. The favorable severity trend during this three-year period was largely due to lower than anticipated medical cost inflation for personal auto injury claims and improvements in the Company's claim settlement processes. The reduction in the anticipated medical cost inflation trend has emerged over time as actual claim settlements validated the effect of the

                                                                   ALLSTATE - 43

steady decline in the rate of inflation. Although improvements in the Company's claim settlement process have contributed to favorable severity development of personal injury claims during the past three years, the new processes have caused an increase in the number of claims outstanding. The Company expects the rate of increase in claims outstanding to continue to decline in 1997, however, the number of outstanding claims may not be reduced to levels previously reported due to an increase in the time required to complete the new claim settlement processes. In addition, while the claim settlement process changes are believed to have contributed to favorable severity trends on closed claims, these changes introduce a greater degree of variability in reserve estimates for the remaining outstanding claims at December 31, 1996. Future reserve releases, if any, will depend on the continuation of the favorable loss trends.
     Allstate's exposure to environmental, asbestos and mass tort claims stem principally from excess and surplus business written from 1972-1985, including substantial excess and surplus general liability coverages on Fortune 500 companies, and reinsurance coverage written during the 1960s through the 1980s, including reinsurance on primary insurance written on large U.S. companies. Mass tort exposures primarily relate to product liability claims, such as those for medical devices and other products, and general liabilities. Establishing net loss reserves for environmental, asbestos and mass tort claims is subject to uncertainties that are greater than those presented by other types of claims. Among the complications are lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure, unresolved legal issues regarding policy coverage, availability of reinsurance and the extent and timing of any such contractual liability. The legal issues concerning the interpretation of various insurance policy provisions and whether environmental, asbestos and mass tort losses are, or were ever intended to be covered, are complex. Courts have reached different and sometimes inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insured obligation to defend; how policy limits are determined; how policy exclusions are applied and interpreted; and whether clean-up costs represent insured property damage. Management believes these issues are not likely to be resolved in the near future.
     As the industry has gained experience evaluating environmental and asbestos exposures, some actuarial firms have developed techniques and databases which were helpful in refining the Company's estimation techniques. During 1996, Allstate conducted a comprehensive re-evaluation of Discontinued Lines and Coverages net loss reserves. The Company also performed an in-depth analysis of its reinsurance recoverables and refined its process for estimating and identifying available reinsurance since some reinsurers have become insolvent or Allstate has commuted their agreements. During the third quarter of 1996, based upon the Company's re-evaluation, loss reserves, net of reinsurance, for environmental and asbestos exposures were increased by $172 million and $72 million, respectively.
     In 1986, the general liability policy form used by Allstate and others in the property-liability industry was amended to introduce an "absolute pollution exclusion," which excluded coverage for environmental damage claims and added an asbestos exclusion. Most general liability policies issued prior to 1987 contain annual aggregate limits for products liability coverage, and policies issued after 1986 also have an annual aggregate limit as to all coverages. Allstate's experience to date is that these policy form changes have effectively limited its exposure to environmental and asbestos claim risks assumed, as well as primary commercial coverages written, for most policies written in 1986 and all policies written after 1986.
     The table on the next page summarizes reserves and claim activity for environmental and asbestos claims before (Gross) and after (Net) the effects of reinsurance for the past three years. Included in the table below is the survival ratio, which is calculated as ending reserves divided by claims and claims expense paid.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


44 - ALLSTATE




                                              1996         1995         1994
                                          -------------------------------------
($ in millions)                            Gross  Net  Gross   Net  Gross   Net
-------------------------------------------------------------------------------
ENVIRONMENTAL CLAIMS
-------------------------------------------------------------------------------
Beginning reserves                         $944  $520   $940  $447   $916  $442
Businesses sold                             (11)   (9)     -     -      -     -
Uncollectible reinsurance allocation          -     -      -    61      -     -
                                           ------------------------------------
Beginning reserves-adjusted                 933   511    940   508    916   442
Incurred claims and claims expense           69   255     65    59     68    48
Claims and claims expense paid              (55)  (44)   (61)  (47)   (44)  (43)
                                           ------------------------------------
Ending reserves                            $947  $722   $944  $520   $940  $447
                                           =====================================
Survival ratio-environmental claims        17.2  16.4   15.5  11.1   21.4  10.4

ASBESTOS CLAIMS
--------------------------------------------------------------------------------
Beginning reserves                         $724  $501   $800  $504   $806  $520
Businesses sold                             (16)  (12)     -     -      -     -
Uncollectible reinsurance allocation          -     -      -    43      -     -
                                            ------------------------------------
Beginning reserves-adjusted                 708   489    800   547    806   520
Incurred claims and claims expense          161    80     22    23     71    32
Claims and claims expense paid              (95)  (59)   (98)  (69)   (77)  (48)
                                           -------------------------------------
Ending reserves                            $774  $510   $724  $501   $800  $504
                                           =====================================
Survival ratio-asbestos claims              8.1   8.6    7.4   7.3   10.4  10.5
Survival ratio-environmental and
 asbestos combined                         11.5  12.0   10.5   8.8   14.4  10.4


     Beginning in 1995, the allowance for uncollectible reinsurance balances was added to the table above. Comparable amounts are not available for 1994.
     Pending claims for environmental and asbestos exposures totaled approximately 16,075, 18,250 and 18,080 at December 31, 1996, 1995 and 1994,
respectively. Approximately 1,345 pending claims were transferred as a result of the Northbrook and Reinsurance sales. Approximately 2,140, 3,060 and 3,160 new claims were reported during 1996, 1995 and 1994, respectively. Approximately 2,970, 2,890 and 2,420 claims were closed during 1996, 1995 and 1994, respectively, of which approximately 2,300, 2,100 and 1,630 claims were settled without payment. Approximately 63%, 56% and 57% of the total net environmental and asbestos reserves at December 31, 1996, 1995 and 1994, respectively, represents IBNR.
     Allstate's reserves for environmental coverages could be affected by the existing federal Superfund law and similar state statutes. Superfund reform proposals have been introduced in Congress, including a proposal introduced in the current session, but none have been adopted at the date of this publication. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims. Management is unable to determine the effect, if any, that such legislation will have on results of operations or financial position.
     In addition to environmental and asbestos exposures, the Discontinued Lines and Coverages net loss reserve studies also included an assessment of current claims for mass tort exposures. Based on the re-evaluation, loss reserves for mass tort exposures were increased in the third quarter of 1996 by $60 million, net of reinsurance. This increase includes the reallocation of $103 million of general liability net loss reserves between 1985 and subsequent accident years to pre-1985 accident years.
     Management believes its net loss reserves for environmental, asbestos and mass tort exposures are appropriately established based on available facts, technology, laws and regulations. However, due to the inconsistencies of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties, the ultimate cost of these claims may vary materially from the amounts currently recorded, resulting in an increase in the loss reserves. In addition, while the Company believes the improved actuarial techniques and databases have assisted in its ability to estimate environmental, asbestos and mass tort net loss reserves, these refinements may subsequently prove to be inadequate indicators of the

                                                                  ALLSTATE - 45




extent of probable loss. Due to the uncertainties and factors described, management believes it is not practicable to develop a meaningful range for any such additional net loss reserves that may be required.

PROPERTY-LIABILITY REINSURANCE CEDED The Company acquires reinsurance to limit aggregate and single exposures on large risks. Additionally, in connection with the sale to SCOR (see Note 3 to the consolidated financial statements) in 1996, Allstate entered into a reinsurance agreement for the post-1984 reinsurance liabilities. Allstate has purchased reinsurance primarily to mitigate losses arising from long-tail liability lines, including environmental, asbestos and mass tort exposures. These reinsurance arrangements have not had a material effect on Allstate's liquidity or capital resources. Allstate has entered into a three-year excess reinsurance contract covering Florida property policies, effective January 1, 1997, which provides up to $400 million of reinsurance protection for catastrophe losses in excess of $1.00 billion, up to an aggregate limit of $800 million. The Company continues to have primary liability as a direct insurer for risks reinsured.
     The following table summarizes the impact of reinsurance activity on Allstate's reserve for claims and claims expense and incurred claims and claims expense.

                                                                                 For the year ended
                                        at December 31, 1996                     December 31, 1996
                          ----------------------------------------------------------------------------

                          Gross claims           Reinsurance     Reinsurance       Ceded       As % of
                            And claims           recoverable     recoverable  claims and  gross claims
                               expense             On unpaid   as % of total      claims    and claims
($ in millions)               reserves           claims, net  gross reserves     expense       expense
------------------------------------------------------------------------------------------------------
Pools, associations
 and facilities                $   797                $  544            3.1%        $297          2.0%
Environmental and
 asbestos                        1,721                   489            2.8         (105)        (0.7)
Disposition of
operations--SCOR                   381                   381            2.2            -            -
Other(1)                        14,483                   370            2.2          169          1.1
                               -----------------------------------------------------------------------
Total property-liability       $17,382                $1,784           10.3%        $361          2.4%
                               =======================================================================

(1) Composed primarily of reinsurance related to Discontinued Lines and Coverages. Also includes reinsurance related to PP&C.




        Reinsurance has been placed with insurance companies based on the evaluation of the financial security of the reinsurer, terms of coverage and price. Recent developments in the insurance industry have resulted in environmental, asbestos and mass tort exposures being segregated into separate legal entities with dedicated capital. These actions have been supported by regulatory bodies in certain cases. The Company is unable to determine the impact, if any, that these developments will have on the collectibility of reinsurance recoverables in the future. The Company has a recoverable from Lloyd's of London of $127 million and $189 million at December 31, 1996 and 1995, respectively. Lloyd's of London implemented a restructuring plan in 1996 to solidify its capital base and to segregate claims for years before 1993. The impact, if any, of the restructuring on the collectibility of the recoverable from Lloyd's of London is uncertain at this time. The recoverable from Lloyd's of London is spread among thousands of investors (Names) who have unlimited liability. Excluding pools, associations and facilities, no other amount due or estimated due from any one reinsurer was in excess of $78 million and $79 million at December 31, 1996 and 1995, respectively.
        Estimating amounts of reinsurance recoverable is also impacted by the uncertainties involved in the establishment of loss reserves. Management believes the recoverables are appropriately established; however, as the Company's underlying reserves continue to develop, the amount ultimately recoverable may vary from amounts currently recorded. The reinsurers and amounts recoverable therefrom are regularly evaluated by the Company and a provision for uncollectible reinsurance is recorded. The pretax provisions for uncollectible reinsurance were $18 million, $133 million and $26 million in 1996, 1995 and 1994, respectively. The increase

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

46 - ALLSTATE

in the provision for 1995 was primarily due to an increase in uncollectible reinsurance related to reserve increases for breast implant, environmental and asbestos claims. The allowance for uncollectible reinsurance was $163 million and $246 million at December 31, 1996 and 1995, respectively.
     Allstate enters into certain intercompany insurance and reinsurance transactions for the property-liability and life and annuity operations. Allstate enters into these transactions as a sound and prudent business practice in order to maintain underwriting control and spread insurance risk among various legal entities. These reinsurance agreements have been approved by the appropriate regulatory authorities. All material intercompany transactions have been eliminated in consolidation.

--------------------------------------------------------------------------------
LIFE AND ANNUITY HIGHLIGHTS
-Variable annuity sales increased 187.1%, equity-indexed annuity sales increased 202.4% and life insurance sales increased 14.7%.
-Statutory premiums and deposits increased 5.8% largely as a result of the ongoing introduction of new products and product features, despite the decline in the overall market for fixed annuities.
-Operating income increased 12.5% and net income increased 15.1% due to growth in investments and improved profitability on both new and existing business. -Investments, including Separate Account assets, increased 8.1%.
--------------------------------------------------------------------------------


LIFE AND ANNUITY OPERATIONS

($ in millions)                                                             1996     1995     1994
--------------------------------------------------------------------------------------------------
Statutory premiums and deposits                                          $ 5,157  $ 4,874  $ 4,539
                                                                         =========================
Investments                                                              $28,037  $27,256  $23,397
Separate Account assets                                                    5,551    3,809    2,800
                                                                         -------------------------
Investments, including Separate Account assets                           $33,588  $31,065  $26,197
                                                                         =========================
Premiums and contract charges                                            $ 1,336  $ 1,368  $ 1,053
Net investment income                                                      2,045    1,992    1,827
Policy benefits                                                            2,313    2,381    2,031
Operating costs and expenses                                                 511      475      492
Early retirement program                                                       -        -       22
                                                                         -------------------------
Income from operations                                                       557      504      335
Income tax expense on operations                                             189      177      109
                                                                         -------------------------
Net operating income                                                         368      327      226
Realized capital gains and losses, after tax                                  20       10      (15)
                                                                         -------------------------
Net income                                                               $   388  $   337  $   211
                                                                         =========================

STATUTORY PREMIUMS AND DEPOSITS BY LINE
[GRAPH APPEARS HERE]

   Life and Annuity Statutory Premiums by Line

($ in millions)        1994     1995     1996
                       ----     ----     ----
Annuity products      $2,288  $2,694    $2,958
Life products          1,056   1,153     1,323
Group pension          1,195   1,027       876
                      ------  ------    ------
  Total               $4,539  $4,874    $5,157
                      ======  ======    ======

LIFE AND ANNUITY PREMIUMS, DEPOSITS AND CONTRACT CHARGES The life and annuity operations of Allstate ("Allstate Life") markets a broad line of life insurance, annuity and group pension products through a combination of Allstate agents including life specialists, banks, independent agencies, brokers and direct response marketing.
     Statutory premiums and deposits, which include premiums and deposits for all products, increased by $283 million or 5.8% in 1996 and $335 million or 7.4% in 1995. The following table presents statutory premiums and deposits by product line.


($ in millions)                                                            1996    1995    1994
-----------------------------------------------------------------------------------------------
Life products
 Universal                                                               $  778  $  660  $  616
 Traditional                                                                307     271     227
 Other                                                                      238     222     213
Annuity products
 Fixed                                                                    1,755   2,275   1,745
 Variable                                                                 1,203     419     543
Group pension products                                                      876   1,027   1,195
                                                                         ----------------------
Total                                                                    $5,157  $4,874  $4,539
                                                                         ======================

                                                                ALLSTATE - 47




Increases in annuity and life insurance sales were partially offset by decreases in group pension product sales in 1996 and 1995. Growth in universal and traditional life product sales was achieved through independent agencies and Allstate agents during 1996 and 1995. The interest rate environment in late 1995 and 1996 made variable annuity products more attractive than fixed annuity products. Increased sales of variable annuities through banks, brokers and independent agencies fueled increased annuity deposits in 1996. Equity-indexed annuity products, introduced in late 1995, continued to grow in volume in 1996 to $254 million.
     Life and annuity premiums and contract charges under generally accepted accounting principles ("GAAP") decreased 2.3% in 1996 and increased 29.9% in 1995. Under GAAP, revenues exclude deposits on most annuities and premiums on universal life insurance policies. While premiums on traditional life products and contract charges on universal life policies and variable annuity products continued to grow in 1996, these increases were more than offset by decreases in sales of structured settlement annuities with life contingencies and group pension retirement annuities. The increase in 1995 was due primarily to increased sales of structured settlement annuities with life contingencies, traditional life and group pension retirement annuities, as well as growth in contract charges on universal life and annuity products. GAAP premium and contract charges will vary with the mix of products sold during the period.

LIFE AND ANNUITY NET INVESTMENT INCOME Pretax net investment income increased 2.7% in 1996 compared to 1995, primarily due to a 5.6% growth in investments, excluding Separate Account assets and unrealized gains on fixed income securities. The additional investment income earned on the higher base of investments is somewhat offset by lower yields on fixed income securities, as the positive cash flows from operating and financing activities were invested in securities yielding less than the average portfolio rate. Pretax net investment income increased 9.0% in 1995 compared to 1994, primarily due to a 7.0% increase in investments, excluding Separate Account assets and unrealized gains and losses on fixed income securities.
     In low interest rate environments, funds from maturing investments may be reinvested at substantially lower interest rates than which prevailed when the funds were previously invested.

REALIZED CAPITAL GAINS AND LOSSES Net realized capital gains increased in 1996, primarily due to reduced writedowns on impaired investments including mortgage loans and privately-placed securities. This improvement was partially offset by decreased gains on pre-payments and sales of fixed income securities. Net capital gains were realized in 1995 as compared to net capital losses in 1994. The increase in capital gains reflects reduced mortgage loan losses and increased gains on pre-payments of privately-placed securities.

LIFE AND ANNUITY OPERATING INCOME Net operating income increased 12.5% in 1996 and 44.7% in 1995. The increase in 1996 is largely the result of growth in statutory premiums and deposits driven by growth in new business. Profitability improvements resulted from favorable mortality margins on both new and existing business. Also contributing to increased profitability was the decrease of amortization expense relating to deferred policy acquisition costs. The increase in 1995 net operating income was due to growth in investments, higher margins and lower operating expenses, which consisted primarily of a favorable $10 million after-tax adjustment to policy acquisition costs and a $24 million after-tax reduction in accrued guaranty fund assessments.

-------------------------------------------------------------------------------

LIFE AND ANNUITY OUTLOOK
- Allstate Life expects to continue to outpace the industry premium and earnings growth rate in 1997 through:
  - increased cross-sales of life and annuity products to existing Allstate customers,
  - expanded market reach through banks' and brokers' distribution channels, and
  - continued accelerated, market- and customer-focused product development.
- Management is committed to increasing back-office productivity by creating operational efficiencies.
- In 1997, competitive pressures are expected to continue in the life and annuity industry, due in a large part to the current interest rate environment. Allstate Life closely monitors the market spreads on interest-sensitive products, and takes appropriate actions such as revising credited interest rates or adjusting the mix of assets.

Operating Income
[GRAPH APPEARS HERE]


($ in millions)        1994     1995     1996
                       ----     ----     ----
Life and Annuity
  Operating Income    $  226  $  327    $  368
                      ======  ======    ======


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


48 - ALLSTATE


- The level of pension product sales, including guaranteed investment contracts, will continue to be based on Allstate Life's assessment of market opportunities.

--------------------------------------------------------------------------------

MARKET RISK
Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. The Company's primary market risk exposures are to changes in interest rates and equity prices. The Company does not currently have material exposures to either commodity price or foreign currency exchange risk. However, currency risk exposures may increase in the future as the Company expands its international operations and investments in foreign stocks and bonds.
     The active management of market risk is integral to the Company's operations. The Company may use the following tools to manage its exposure to market risk within defined tolerance ranges: 1) rebalance its existing asset or liability portfolios, 2) change the character of future investments purchased or 3) use derivatives to modify the interest rate or equity characteristics of existing assets and liabilities or assets expected to be purchased. (See the derivative financial instruments section in "Investments" and Note 5 to the consolidated financial statements for a more detailed discussion of these products.)

CORPORATE OVERSIGHT The Company generates substantial investable funds from its two primary business operations, property-liability and life and annuity.
In formulating and implementing policies for investing new and existing funds, the Company seeks to earn returns that enhance its ability to offer competitive rates and prices to customers while contributing to attractive and stable profits and long-term capital growth for the Company. Accordingly, the Company's investment decisions and objectives are a function of the underlying risks and product profiles of each primary business operation.
     The Company, through the Boards of Directors of its operating subsidiaries, administers and oversees investment risk management processes primarily through two entities: the Investment Committee and the Credit and Risk Management Committee ("CRMC"). The Investment Committee provides executive oversight of investment activities. The CRMC is a subcommittee of the Investment Committee consisting of both senior corporate officers and senior managers who are responsible for the day-to-day management of market risk. The CRMC meets semi-monthly to provide detailed oversight of investment risk, including market risk.
     The Company has investment guidelines that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities. In addition, the Company has entity specific investment policies that, among other things, delineate the investment strategies that are appropriate given each entity's liquidity and surplus requirements.
     As set forth in the investment guidelines and policies, the Company limits its exposure to market risk primarily through the establishment and approval of asset allocation and duration limits (where duration is a measure of the sensitivity of the fair value of assets or liabilities to changes in interest rates). These limits consider the structure and duration of liabilities, capital position, and Company performance objectives, among other things, in an attempt to optimize the Company's risk-return and cost-benefit trade-offs. As risk management methodologies continue to increase in sophistication, the Company's primary tools for managing market risk exposures will likely change.
     As appropriate, the Company also uses value-at-risk and stress testing to monitor and control market risk exposures. Value-at-risk measures the potential loss in fair value that could arise from adverse movements in the market over a time interval using historical volatilities and correlations between markets. Stress tests measure downside risk to fair value and earnings over longer time intervals for adverse economic scenarios.
     The day-to-day management of market risk within defined tolerance ranges occurs as portfolio managers buy and sell within their respective markets based upon the acceptable boundaries established by the asset allocation, duration and other limits, including but not limited to credit and liquidity.
     Although the Company applies a common overall governance approach to market risk where appropriate, the underlying asset-liability frameworks and accounting and regulatory environments differ markedly between property-liability and life and annuity operations. These

                                                                ALLSTATE - 49


differing frameworks affect each operation's investment decisions and market risk management objectives.

PROPERTY-LIABILITY OPERATIONS The primary business of the property-liability operations is the sale of private-passenger auto and homeowners insurance. In the management of investments supporting this business, property-liability adheres to an investment strategy that combines the goals of ensuring the safety of funds under management and adequate liquidity, providing high and stable after-tax returns, and providing long-term capital growth.
     Accordingly, property-liability's overall market risk management objective is to maximize total after-tax return on capital while considering the risks in the fixed income and equity markets such as duration, credit, liquidity and tax risk. An optimization process is used for this purpose and assists in determining the allocation of investments between different asset classes. This process considers, among other things, asset and liability structures, cash flows from new business, catastrophe exposures, correlation among risk sources (if any), operating leverage and tax effects.
     In determining the most appropriate duration for its assets, property-liability periodically measures the duration of its liabilities in several contexts. To achieve higher levels of operating income and to reflect the economic impact of high policy renewal rates, the Company permits a duration mismatch between assets and related liabilities within a defined tolerance range. During the first half of 1996, in order to more closely align the interest rate sensitivity of its property-liability assets and liabilities (and thereby decrease the Company's exposure to interest rate risk), property-liability reduced its investment in long-term fixed income securities and sold treasury futures to effectively reduce the duration of certain assets.
     At December 31, 1996, property-liability had approximately $4.29 billion in common stocks and $441 million in other equity investments. The largest equity exposure for property-liability is to declines in the Standard & Poor's 500 Composite Price Index ("S&P 500"), as its common stock portfolio tracks relatively close to the S&P 500.

LIFE AND ANNUITY OPERATIONS Allstate Life offers a variety of annuities including fixed rate single and flexible premium deferred annuities and single premium immediate annuities, including structured settlement annuities, guaranteed investment contracts and pension retirement annuities. For such products, Allstate Life seeks to invest premiums and deposits to create future cash flows that will fund future claims, benefits and expenses, and earn stable margins.
     In order to support competitive credited rates and earn stable profits, Allstate Life adheres to a basic philosophy of matching assets with related liabilities to limit interest rate risk, while maintaining adequate liquidity and a prudent and diversified level of credit risk.
     The primary tools for managing investment portfolios in relation to liabilities are simulation models (including cash flow and duration analysis), asset allocation models and periodic analysis of portfolio composition compared to specifications. Allstate Life calculates effective durations of assets and liabilities and monitors quarterly whether the asset-liability duration gap is within desired tolerances. In aggregate, Allstate Life's annuity asset and liability effective durations are matched within acceptable ranges at December 31, 1996. Allstate Life uses interest rate swaps, futures, forwards, caps and floors to reduce the interest rate risk resulting from duration mismatches between assets and liabilities. In addition, Allstate Life uses financial futures to hedge the interest rate risk related to anticipatory investment purchases and sales.
     At December 31, 1996, Allstate Life had approximately $354 million in equity-indexed annuities which provide customers with contractually guaranteed participation in price appreciation of the S&P 500. Allstate Life purchases equity-indexed options to hedge the price appreciation component of equity-indexed annuities. Apart from these options, Allstate Life purchases equity-indexed options to participate in equity market appreciation while limiting downside exposure and seeking to maximize return on capital.
     At December 31, 1996, Allstate Life had approximately $488 million in common stocks and $342 million in other equity investments. Allstate Life decreased its exposure to common stocks during 1996 through a combination of sales and futures hedges. In addition, during the first quarter of 1997 Allstate Life sold approximately $100 million in hedged common stock investments and concurrently closed-out of its related futures positions.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


50 - ALLSTATE




LIQUIDITY AND CAPITAL RESOURCES
The following table presents selected information relevant to the Company's liquidity and capital resources.


-----------------------------------------------------------------------------------------------------------
($ in millions)                                              December 31,          1996               1995
-----------------------------------------------------------------------------------------------------------
Total investments and cash                                                      $58,445            $56,595
 Equity securities                                                                5,561              6,150
 Fixed income securities maturing in
  less than one year                                                              1,518              1,881
Short-term investments and cash                                                   1,394                638
Short-term debt                                                                     152                  -
Long-term debt                                                                    1,234              1,228
Minority interest in mandatorily redeemable
 preferred stock of subsidiary                                                      750                  -
Shareholders' equity                                                             13,452             12,680


CAPITAL RESOURCES In November 1996, Allstate issued $750 million of trust preferred securities due no later than 2045, $550 million at 7.95% and $200 million at 7.83%. The Company will use the net proceeds for general corporate purposes, including the stock repurchase program (see Note 10 to the consolidated financial statements).
     In early 1996, Allstate initiated a commercial paper program with an authorized borrowing limit of up to $1.00 billion to cover its short-term cash needs. The majority of the proceeds from the issuance of the commercial paper have been used by the insurance operations for general corporate purposes. At December 31, 1996, the Company had outstanding commercial paper borrowings of $152 million with a weighted average interest rate of 5.74%.
     During 1996, the Company purchased 6.7 million shares of its common stock, for its treasury, at an average cost per share of $50.19.
     During 1996, Allstate Insurance Company ("AIC") received gross proceeds of $378 million in connection with the sales of Northbrook, Reinsurance and ARCO. Proceeds from the sales of these operations will be used for general corporate purposes.
     In April 1995, the Company and AIC raised $1.12 billion through its initial public offering of PMI Group and the issuance of the 6.76% Exchangeable Notes due April 15, 1998.
     In connection with the Sears, Roebuck and Co. ("Sears") distribution of its ownership interest in the Company, AIC received from Sears $450 million due on a demand collateral note, and the Company paid Sears $327 million in return for a note from the Allstate ESOP for a like principal amount and 50.0% of the unallocated shares (see Note 13 to the consolidated financial statements).
     The Company maintains a $1.50 billion, five-year revolving line of credit as a potential source of funds to meet short-term liquidity requirements. The line of credit expires December 20, 2001 and allows for borrowings by The Allstate Corporation, AIC and Allstate Life Insurance Company. In order to borrow on the line of credit, AIC is required to maintain a specified statutory surplus level and the Company's debt to equity ratio (as defined in the agreement) must not exceed a designated level. These requirements are currently being met and management expects to continue to meet them in the future. There were no borrowings under the line of credit during 1996. Total borrowings under the combined commercial paper program and line of credit are limited to $1.50 billion.
     At December 31, 1996, under a shelf registration statement filed with the Securities and Exchange Commission, the Company may issue up to $750 million of debt securities, preferred stock or debt warrants.
     The capacity for Allstate's growth in premiums, like that of other insurers, is in part a function of its operating leverage. Operating leverage for property-liability companies is measured by the ratio of net premiums written to statutory surplus. Ratios in excess of 3 to 1 are considered outside the usual range by insurance regulators and rating agencies. AIC's premium to surplus ratio was 1.6x and 1.9x at December 31, 1996 and 1995, respectively.
     The National Association of Insurance Commissioners ("NAIC") has a standard for assessing the solvency of insurance companies, which is referred to as risk-based capital ("RBC").

                                                                 ALLSTATE - 51



The requirement consists of a formula for determining each insurer's RBC and a model law specifying regulatory actions if an insurer's RBC falls below specified levels. The RBC formula for property-liability companies includes asset and credit risk but places more emphasis on underwriting factors for reserving and pricing. The RBC formula for life insurance companies establishes capital requirements relating to insurance risk, business risk, asset risk and interest rate risk. At December 31, 1996, RBC for each of the Company's individual property-liability and life and annuity companies was significantly above levels that would require regulatory action.

FINANCIAL RATINGS AND STRENGTH The following table summarizes the Company's and its major subsidiaries, debt and commercial paper ratings and the insurance claims-paying ratings from various agencies at December 31, 1996.

                                                         Standard
                                                Moody's  & Poor's  A.M. Best
----------------------------------------------------------------------------
The Allstate Corporation (debt)                   A2         A          *
The Allstate Corporation (commercial paper)      P-1       A-1          *
Allstate Insurance Company
(claims-paying ability)                          Aa3        AA          A
Allstate Life Insurance Company
(claims-paying ability)                          Aa3       AA+         A+

     *not rated by the agency



LIQUIDITY The Allstate Corporation is a holding company which owns AIC. The Company's principal sources of funds are dividend payments from AIC, intercompany borrowings and funds that may be raised periodically from the issuance of additional debt, including commercial paper or stock. The payment of dividends by AIC is subject to certain limitations imposed by insurance laws of the State of Illinois (see Note 12 to the consolidated financial statements). The Company's principal uses of funds are the payment of dividends to shareholders, share repurchases, intercompany lendings to its insurance affiliates, debt service and additional investments in insurance operations.
     The principal sources of funds for the property-liability insurance operations are premiums, collections of principal and income from the investment portfolio and intercompany loans from The Allstate Corporation. The principal uses of funds by the property-liability operations are the payment of claims and related expenses, operating expenses and dividends to The Allstate Corporation, the purchase of investments and the repayment of intercompany loans.
     The Company's property-liability operations typically generate substantial positive cash flow from operations as a result of most premiums being received in advance of the time when claim payments are required. These positive operating cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, commercial paper borrowings and the Company's line of credit have met, and are expected to continue to meet the liquidity requirements of the property-liability operations. Catastrophe claims, the timing and amount of which are inherently unpredictable, may create increased liquidity requirements for the property-liability operations of the Company.
     The principal sources of funds for Allstate Life are premiums, deposits, collections of principal and income from the investment portfolio and capital contributions from AIC, its parent. The primary uses of these funds are to purchase investments, and pay policyholder claims, benefits, contract maturities and surrenders, operating costs and dividends to AIC.
     Fixed income securities represent 82.3% of Allstate Life's total investments. The maturity structure of these securities are managed to meet the anticipated cash flow requirements of the underlying liabilities. A portion of Allstate Life's diversified product portfolio, primarily fixed deferred annuities and universal life insurance policies, is subject to discretionary surrender and withdrawal by customers. Total surrenders and withdrawals for Allstate Life were $1.57 billion, $1.73 billion and $1.44 billion in 1996, 1995 and 1994, respectively. The increase in 1995 was primarily due to a higher level of customer surrenders in the first half of the year on older fixed rate annuities on which the surrender charge period had expired. Management took actions in 1995, including raising renewal crediting rates, in order to slow the surrender rate

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

52 - ALLSTATE

on these annuities. Accordingly, the rate of surrenders and withdrawals on these products decreased beginning in the second half of 1995 and continued through 1996, contributing to the lower rate of surrenders and withdrawals in 1996. Allstate Life expects the dollar amount of surrenders and withdrawals to increase in the future, as the blocks of interest-sensitive life and annuity products continue to grow and as in-force policies and contracts age. However, an increase in the level of surrenders relative to total contractholder account balances is not anticipated unless there is a sharp and sustained increase in interest rates which may create increased liquidity requirements. Management believes its assets are sufficiently liquid to meet future obligations to its life and annuity policyholders, under various interest rate scenarios.
     The following table summarizes liabilities for interest-sensitive life and annuity products by their contractual surrender provisions at December 31, 1996. Approximately 11.0% of these liabilities are subject to discretionary withdrawal without adjustment.


($in millions)

----------------------------------------------------------------

Not subject to discretionary withdrawal                  $10,188
Subject to discretionary withdrawal with adjustments:
  Specified surrender charges (1)                         10,442
  Market value                                             1,402
                                                         -------
                                                          22,032
Subject to discretionary withdrawal without adjustments    2,753
                                                         -------
         Total                                           $24,785
                                                         =======

(1) Includes $2.55 billion of liabilities with a contractual surrender charge of less than 5.0% of the account balance.



     The following table sets forth the weighted average investment yield and the weighted average interest credit rates during the years ended December 31, 1996 and 1995 for Allstate Life's interest-sensitive life products (excluding variable life), fixed rate contracts (which include guaranteed investment contracts, structured settlement annuities and group pension retirement annuities) and flexible rate contracts (which include all other annuities except variable annuities).

                                       Weighted average      Weighted average
                                       investment yield    interest credit rate
                                        1996      1995        1996        1995
--------------------------------------------------------------------------------

  Interest-sensitive life products      7.8%      8.1%        5.9%        6.0%
  Fixed rate contracts                  8.5%      8.7%        7.6%        7.7%
  Flexible rate contracts               7.7%      8.1%        5.8%        5.9%
--------------------------------------------------------------------------------



INVESTMENTS
The composition of the investment portfolio at December 31, 1996 is presented in the table below (see Notes 2 and 4 to the consolidated financial statements for investment accounting policies and additional information).



                        Property-liability      Allstate Life          Total
                        -----------------------------------------------------------
                                      Percent            Percent            Percent
($ in millions)                      to total           to total           to total
-----------------------------------------------------------------------------------
Fixed income securities    $24,019       80.8%  $23,076      82.3% $47,095     80.7%
Equity securities            4,731       15.9       830       3.0    5,561      9.5
Mortgage loans                  77         .3     3,069      10.9    3,146      5.4
Real estate                    449        1.5       289       1.0      738      1.3
Short-term                     416        1.4       280       1.0    1,278      2.2
Other                           18         .1       493       1.8      511       .9
                           ---------------------------------------------------------
   Total                   $29,710      100.0%  $28,037     100.0% $58,329     100.0%
                           =========================================================

                                                                   ALLSTATE - 53

     Property-liability investments increased $500 million to $29.71 billion at December 31, 1996, as the investment of positive cash flows generated from operating activities was partially offset by a $642 million decrease in the unrealized net capital gains on equity and fixed income securities and the transfer of $1.59 billion of investments related to the sale of Northbrook, Reinsurance and ARCO.
     Allstate Life investments increased $781 million to $28.04 billion at December 31, 1996 as the investment of positive cash flows generated from operating activities was partially offset by a $557 million decrease in the unrealized net capital gains on equity and fixed income securities.

FIXED INCOME SECURITIES Allstate's fixed income securities portfolio consists of tax-exempt municipal bonds, publicly-traded corporate bonds, privately-placed securities, mortgage-backed securities, asset-backed securities, foreign government bonds, redeemable preferred stock and U.S. government bonds. Allstate generally holds its fixed income securities for the long term, but has classified all of these securities as available for sale to allow maximum flexibility in portfolio management. At December 31, 1996, net unrealized capital gains on the fixed income securities portfolio totaled $2.04 billion compared to $3.37 billion as of December 31, 1995. The decrease in the unrealized gain position is primarily attributable to rising interest rates. As of December 31, 1996, approximately 71.0% of the consolidated fixed income securities portfolio was invested in taxable fixed income securities.
     Nearly 94.0% of the Company's fixed income securities portfolio is rated investment grade, which is defined by the Company as a security having an NAIC rating of 1 or 2, a Moody's rating of Aaa, Aa, A or Baa, or a comparable Company internal rating. The quality mix of Allstate's fixed income securities portfolio at December 31, 1996 is presented below.

  ($ in millions)
                  Moody's equivalent                                 Percent
  NAIC ratings       description                    Fair value       of total
  ---------------------------------------------------------------------------
  1               Aaa/Aa/A                           $35,242            74.8%
  2               Baa                                  9,020            19.1
  3               Ba                                   1,737             3.7
  4               B                                      932             2.0
  5               Caa or lower                           130              .3
  6               In or near default                      34              .1
                                                     ------------------------
                                                     $47,095           100.0%
                                                     ========================


     Included among the securities that are rated below investment grade are both public and private high yield bonds and securities that were purchased at investment grade but have since been downgraded. The Company mitigates the credit risk of investing in below investment grade fixed income securities by limiting these investments to 7.0% of the total fixed income securities and through diversification of the portfolio.
     Over 30% of the Company's fixed income portfolio, at December 31, 1996, is invested in municipal bonds of which 94% are rated as investment grade. The municipal bond portfolio consisted of approximately 9,100 issues from nearly 2,400 issuers. The largest exposure to a single issuer is $217 million.
     As of December 31, 1996, the fixed income securities portfolio contained $10.36 billion of privately-placed corporate obligations, compared with $9.57 billion at December 31, 1995. The benefits of privately-placed securities as compared to public securities are generally higher yields, improved cash flow predictability through pro-rata sinking funds on many bonds, and a combination of covenant and call protection features designed to better protect the holder against losses resulting from credit deterioration, reinvestment risk and fluctuations in interest rates. The relative disadvantages of privately-placed securities as compared to public securities include reduced liquidity and in some cases limited access to information. Over 83% of the privately-placed securities are rated as investment grade by either the NAIC or the Company's internal ratings. The Company determines the fair value of privately-placed fixed income securities based on discounted cash flows using current interest rates for similar securities.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)



54 - ALLSTATE

     At December 31, 1996 and 1995, $8.59 billion and $7.28 billion, respectively of the fixed income portfolio were invested in mortgage-backed securities ("MBS"). At December 31, 1996, principally all of the MBS were investment grade and approximately 80% have underlying collateral that is guaranteed by U.S. government entities, thus credit risk was minimal.
     MBS, however, are subject to interest rate risk as the duration and ultimate realized yield are affected by the rate of repayment of the underlying mortgages. Allstate attempts to limit interest rate risk by purchasing MBS whose cost does not significantly exceed par value, and with repayment protection to provide a more certain cash flow to Allstate. At December 31, 1996, the amortized cost of the MBS portfolio was below par value by $199 million and over 40% of the MBS portfolio was invested in planned amortization class bonds. This type of MBS is repaid over a predetermined time period, which is guaranteed to be met under most circumstances.
     The fixed income securities portfolio contained $2.69 billion and $1.66 billion of asset-backed securities ("ABS") at December 31, 1996 and 1995, respectively. ABS are subject to many of the same risks as MBS, but to a lesser degree because of the nature of the underlying assets. Allstate attempts to mitigate these risks by primarily investing in highly-rated, publicly-traded, intermediate term ABS at or below par value. At December 31, 1996, the amortized cost of the ABS portfolio was below par value by $15 million. Over 50% of the Company's ABS are invested in securitized credit card receivables. The remainder of the portfolio is backed by securitized home equity, manufactured housing and auto loans.
     Allstate closely monitors its fixed income portfolio for declines in value that are other than temporary. Securities are placed on non-accrual status when they are in default or when the receipt of interest payments is in doubt.

MORTGAGE LOANS AND REAL ESTATE Allstate's $3.15 billion investment in mortgage loans at December 31, 1996 is comprised primarily of loans secured by first mortgages on developed commercial real estate, and is primarily held in the life and annuity operations. Geographical and property type diversification are key considerations used to manage Allstate's mortgage loan risk.
     Allstate closely monitors its commercial mortgage loan portfolio on a loan-by-loan basis. Loans with an estimated collateral value less than the loan balance, as well as loans with other characteristics indicative of higher than normal credit risk, are reviewed by financial and investment management at least quarterly for purposes of establishing valuation allowances and placing loans on non-accrual status. The underlying collateral values are based upon discounted property cash flow projections, which are updated as conditions change or at least annually.
     In 1996, $489 million of commercial mortgage loans were contractually due. Of these, 43.2% were paid as due, 46.2% were refinanced at prevailing market terms, .5% were restructured, 1.4% were foreclosed or are in the process of foreclosure, and 8.7% were in the process of refinancing or restructuring discussions. For contractual maturities of the commercial mortgage loan portfolio as of December 31, 1996 for loans that were not in foreclosure, see Note 4 to the consolidated financial statements. Allstate expects to continue to extend the maturity of certain maturing loans at prevailing interest rates where the borrower is unable to obtain financing elsewhere. Depending on the interest rate environment, some loans may not be able to be extended at prevailing market rates.
     Allstate's $738 million of real estate investments at December 31, 1996 is comprised of $452 million of real estate acquired directly as an investment and $286 million of property acquired through foreclosure or deed in lieu of foreclosure. As of December 31, 1996, $104 million of foreclosed real estate properties were considered held for investment and the Company had an active plan or intent to sell $182 million.

                                                                   ALLSTATE - 55


EQUITY SECURITIES AND SHORT-TERM The Company's equity securities portfolio decreased $589 million to $5.56 billion at December 31, 1996 compared to 1995. To reduce exposure to equity market risk in the property-liability investment portfolio, the Company decreased its holdings of equity securities in 1996. The proceeds from the sale were reinvested in taxable intermediate-term fixed income securities.
     The Company's short-term investment portfolio was $1.28 billion and $548 million at December 31, 1996 and 1995, respectively. Allstate invests available cash balances primarily in taxable short-term securities having a final maturity date or redemption date of one year or less. The increase in the short-term portfolio in 1996 is due, in part, to the receipt of proceeds from the issuance of the trust preferred securities.

DERIVATIVE FINANCIAL INSTRUMENTS Derivative financial instruments include swaps, futures, forwards and options, including caps and floors. The Company primarily uses derivative financial instruments to reduce its exposure to market risk (principally interest rate and equity price risk), in conjunction with asset/liability management, in its life and annuity operations. The Company does not hold or issue these instruments for trading purposes. The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. However, such nonperformance is not expected because the Company utilizes highly rated counterparties, establishes risk control limits and maintains ongoing monitoring procedures.
     The following table summarizes the notional amounts, weighted average interest rates by expected (contractual) maturities and fair values for the Company's interest rate swap, cap and floor agreements. Notional amounts are used to calculate the exchange of contractual payments under the agreements. Weighted average floating rates on interest rate swap agreements are based on the contractual interest rates in effect at December 31, 1996 and therefore, may differ substantially from the weighted average floating rates the Company will actually pay and receive on these agreements.

                                                         At December 31, 1996
--------------------------------------------------------------------------------------------------------
                                            0-1      >1-2    >2-3   >3-4   >4-5  After 5            Fair
($ in millions)                             year     years  years  years  years  years      Total  value
--------------------------------------------------------------------------------------------------------
INTEREST RATE SWAP AGREEMENTS(1)
------------------------------------------
(Notional amount)
 Pay floating rate, receive fixed rate    $  57    $  67   $  101    $ 81   $ 72    $120   $   498   $18
  Weighted average pay rate                 5.6%     5.6%     5.6%    5.6%   5.6%    5.7%      5.6%
  Weighted average receive rate             7.5%     7.6%     6.6%    6.6%   7.3%    7.2%      7.1%
 Pay fixed rate, receive floating rate        -        -   $   10       -   $ 28    $319   $   357   $(2)
  Weighted average pay rate                   -        -      7.0%      -    6.1%    6.5%      6.5%
  Weighted average receive rate               -        -      5.6%      -    5.6%    5.6%      5.6%
 Pay floating rate, receive floating rate     -    $  60        -    $  7      -       -   $    67   $(1)
  Weighted average pay rate                   -      5.7%       -     5.7%     -       -       5.7%
  Weighted average receive rate               -      5.8%       -     5.9%     -       -       5.8%

INTEREST RATE CAP AGREEMENTS(2)
------------------------------------------
 Notional amount                          $   6    $ 439   $1,188    $ 85   $232    $181    $2,131   $ 4
  Weighted average strike price            10.7%     8.4%     9.4%    8.5%   9.2%   10.7%      9.2%

INTEREST RATE FLOOR AGREEMENTS(3)
------------------------------------------
   Notional amount                            -    $  20        -    $  8   $ 30    $200    $  258   $ 2
  Weighted average strike price               -      6.9%       -     6.5%   6.5%    3.3%      4.0%

(1) The floating rate side of substantially all interest rate swap agreements is referenced to one- three- or six-month
 LIBOR. At December 31, 1996, the one-, three- and six-month LIBOR rates were 5.5%, 5.6% and 5.6%, respectively.
(2) Substantially all interest rate cap agreements are referenced to one- and three-month LIBOR and five-year Constant Maturity
 Swap. At December 31, 1996, the five-year Constant Maturity Swap rate was 6.5%.
(3) Substantially all of the interest rate floor agreements are referenced to one-month LIBOR or five-year Constant Maturity
 Treasury. At December 31, 1996, the five-year Constant Maturity Treasury rate was 6.6%.


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

56 - ALLSTATE

        All of the Company's financial futures contracts outstanding at
December 31, 1996 mature within one year. Based upon notional amounts outstanding at December 31, 1996, approximately 60.0% of the Company's options contracts (excluding interest rate caps and floors) mature within one year. The remaining 40.0% mature from one to five years.
--------------------------------------------------------------------------------

OTHER DEVELOPMENTS
The initial draft of the NAIC's codification of statutory accounting practices will be distributed in March 1997 for a six-month public exposure period. Finalization of the codification is expected to occur in late 1997 or early 1998, with implementation tentatively planned for January 1, 1999. Due to the possible changes resulting from the public exposure of the codification, the potential impact to statutory surplus is not determinable at this time.
--------------------------------------------------------------------------------

PENDING ACCOUNTING STANDARD
In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers of Financial Assets and Extinguishments of Liabilities." This standard distinguishes between transfers of financial assets as sales versus financing transactions based upon relinquishment of control and addresses the accounting for securitizations, securities lending, repurchase agreements and insubstance defeasance transactions. The requirements of this statement that were effective on January 1, 1997 were adopted and are not expected to have a material impact on the results of operations or financial position of the Company.

CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                 ALLSTATE  -  57

                                            Year ended December 31,
($ in millions except per share data)      1996        1995     1994
-----------------------------------------------------------------------
REVENUES
---------------------------------------
Property-liability insurance premiums
  (net of reinsurance ceded of $479,
  $524 and $549)                          $18,366    $17,540    $16,513
Life and annuity premiums and contract
  charges (net of reinsurance ceded of
  $96, $47 and $48)                         1,336      1,368      1,053
Net investment income                       3,813      3,627      3,343
Realized capital gains and losses             784        258        200
                                          -------    -------    -------
                                           24,299     22,793     21,109
                                          -------    -------    -------

COSTS AND EXPENSES
---------------------------------------
Property-liability insurance claims and
  claims expense (net of reinsurance
  recoveries of $361, $607 and $292)       14,487     13,688     14,529
Life and annuity contract benefits
  (net of reinsurance recoveries of
  $43, $18 and $29)                         2,313      2,381      2,031
Amortization of deferred policy
  acquisition costs                         2,266      2,143      2,005
Operating costs and expenses                2,207      2,247      2,210
California Earthquake Authority
 assessment                                   150          -          -
Early retirement program                        -          -        154
Interest expense                               76         72         60
                                          -------    -------    -------
                                           21,499     20,531     20,989
                                          -------    -------    -------
(Loss) gain on disposition of operations     (131)       159          -

INCOME FROM OPERATIONS BEFORE
 INCOME TAX EXPENSE (BENEFIT),
 DIVIDENDS ON PREFERRED SECURITIES,
 AND EQUITY IN NET INCOME OF
 UNCONSOLIDATED SUBSIDIARY                   2,669      2,421        120
---------------------------------------
INCOME TAX EXPENSE (BENEFIT)                  619        573        (278)
-----------------------------------------------------------------------
INCOME BEFORE DIVIDENDS ON PREFERRED
SECURITIES AND EQUITY IN NET INCOME
  OF UNCONSOLIDATED SUBSIDIARY              2,050      1,848        398
---------------------------------------
DIVIDENDS ON PREFERRED SECURITIES
  OF SUBSIDIARY TRUSTS                         (4)         -          -
---------------------------------------
EQUITY IN NET INCOME OF
  UNCONSOLIDATED SUBSIDIARY                    29         56         86
-----------------------------------------------------------------------
NET INCOME                                $ 2,075    $ 1,904    $   484
=======================================================================
EARNINGS PER SHARE
---------------------------------------
Net income                                  $4.63      $4.24    $  1.08
                                            ===========================
Weighted average common and common
  equivalent shares outstanding             448.2      449.5      449.8



See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

58  -   ALLSTATE

                                                                 December 31,
($ in millions)                                                    1996     1995
--------------------------------------------------------------------------------
ASSETS
-------------------------------------------------------------
Investments
    Fixed income securities, at fair value
     (amortized cost $45,057 and $41,907)                      $47,095  $45,272
    Equity securities, at fair value (cost $3,999 and $4,716)    5,561    6,150
    Mortgage loans                                               3,146    3,280
    Real estate                                                    738      786
    Short-term                                                   1,278      548
    Other                                                          511      469
                                                               ----------------
    Total investments                                           58,329   56,505

Premium installment receivables, net                             2,691    2,935
Deferred policy acquisition costs                                2,614    2,004
Reinsurance recoverables, net                                    2,147    1,829
Property and equipment, net                                        714      724
Accrued investment income                                          715      750
Deferred income taxes                                              232      229
Cash                                                               116       90
Other assets                                                     1,399    1,154
Separate Accounts                                                5,551    3,809
                                                               ----------------
    Total assets                                               $74,508  $70,029
                                                               ================
LIABILITIES
-------------------------------------------------------------
Reserve for property-liability insurance
    claims and claims expense                                  $17,382  $17,687
Reserve for life-contingent contract benefits                    6,287    6,071
Contractholder funds                                            20,120   19,146
Unearned premiums                                                6,174    6,188
Claim payments outstanding                                         594      568
Other liabilities and accrued expenses                           2,824    2,663
Debt                                                             1,386    1,228
Separate Accounts                                                5,539    3,798
                                                               ----------------
    Total liabilities                                           60,306   57,349

COMMITMENTS AND CONTINGENT LIABILITIES (NOTES 3, 5, 6 AND 9)
-------------------------------------------------------------

MANDATORILY REDEEMABLE PREFERRED SECURITIES
 OF SUBSIDIARY TRUSTS                                              750        -
-------------------------------------------------------------

SHAREHOLDERS' EQUITY
-------------------------------------------------------------
Preferred stock, $1 par value, 25 million
  shares authorized, none issued                                     -        -
Common stock, $.01 par value, 1.0 billion shares
  authorized and 450 million issued, 442 million
  and 448 million shares outstanding                                 5        5
Additional capital paid-in                                       3,133    3,134
Unrealized net capital gains                                     2,003    2,636
Unrealized foreign currency translation adjustments                 21       20
Retained income                                                  8,958    7,261
Deferred ESOP expense                                             (280)    (300)
Treasury stock, at cost (8.5 million and 2.5 million shares)      (388)     (76)
                                                               ----------------
    Total shareholders' equity                                  13,452   12,680
                                                               ----------------
    Total liabilities and shareholders' equity                 $74,508  $70,029
                                                              =================


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                   ALLSTATE - 59

                                                                           Year ended December 31,
($ in millions)                                                    1996            1995            1994
---------------------------------------------------------------------------------------------------------
PREFERRED STOCK                                                $     -           $     -          $     -
---------------------------------------------------------------------------------------------------------
COMMON STOCK                                                         5                 5                5
---------------------------------------------------------------------------------------------------------
ADDITIONAL CAPITAL PAID-IN
----------------------------------------------------------
Balance, beginning of year                                       3,134             3,124            3,095
Interest on note receivable from Sears, net of tax                   -                 7               27
Other                                                               (1)                3                2
                                                               ------------------------------------------
Balance, end of year                                             3,133             3,134            3,124
                                                               ------------------------------------------

UNREALIZED NET CAPITAL GAINS
----------------------------------------------------------
Balance, beginning of year                                       2,636                40            2,090
Net (decrease) increase                                           (633)            2,596           (2,050)
                                                               ------------------------------------------
Balance, end of year                                             2,003             2,636               40
                                                               ------------------------------------------
UNREALIZED FOREIGN CURRENCY
TRANSLATION ADJUSTMENTS
----------------------------------------------------------
Balance, beginning of year                                          20                16               13
Net increase                                                         1                 4                3
                                                               ------------------------------------------
Balance, end of year                                                21                20               16
                                                               ------------------------------------------
RETAINED INCOME
----------------------------------------------------------
Balance, beginning of year                                       7,261             5,707            5,547
Net income                                                       2,075             1,904              484
Dividends                                                         (378)             (350)            (324)
                                                               ------------------------------------------
Balance, end of year                                             8,958             7,261            5,707
                                                               ------------------------------------------

DEFERRED ESOP EXPENSE
----------------------------------------------------------
Balance, beginning of year                                        (300)                -
Payment to Sears for transfer of ESOP                                -              (327)
Reduction                                                           20                27
                                                               ------------------------------------------
Balance, end of year                                              (280)             (300)
                                                               ------------------------------------------
TREASURY STOCK
----------------------------------------------------------
Balance, beginning of year                                         (76)              (16)               -
Shares acquired                                                   (336)              (69)             (16)
Shares reissued                                                     24                 9                -
                                                               ------------------------------------------
Balance, end of year                                              (388)              (76)             (16)
                                                               ------------------------------------------

NOTE RECEIVABLE FROM SEARS
----------------------------------------------------------
Balance, beginning of year                                           -              (450)            (450)
Payment received                                                     -               450                -
                                                               ------------------------------------------
Balance, end of year                                                 -                 -             (450)
                                                               ------------------------------------------
   Total shareholders' equity                                  $13,452           $12,680           $8,426
                                                               ==========================================


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

60  -  ALLSTATE

                                                               Year ended December 31,
($ in millions)                                            1996          1995          1994
-------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
-----------------------------------------------------
Net income                                               $2,075        $1,904          $484
Adjustments to reconcile net income to net cash
 provided by operating activities
    Depreciation, amortization and other
     non-cash items                                         (19)           (3)           47
    Realized capital gains and losses                      (784)         (258)         (200)
    Loss (gain) on disposition of operations                131          (159)            -
    Early retirement program                                  -             -           154
    Interest credited to contractholder funds             1,196         1,191         1,079
    Increase in policy benefit and other
     insurance reserves                                   1,004           721         1,090
    Increase in unearned premiums                           259           436           200
    Increase in deferred policy acquisition costs          (565)         (343)         (264)
    Change in premium installment receivables                57          (676)         (297)
    Change in reinsurance recoverables                     (435)           24            23
    Change in deferred income taxes                         250           122          (192)
    Changes in other operating assets and liabilities      (133)         (231)          163
                                                       ------------------------------------
        Net cash provided by operating activities         3,036         2,728         2,287
                                                       ------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
-----------------------------------------------------
Proceeds from sales
    Fixed income securities                              11,213         7,559         5,205
    Equity securities                                     3,624         2,025         1,915
Investment collections
    Fixed income securities                               4,370         3,161         3,930
    Mortgage loans                                          557           325           399
Investment purchases
    Fixed income securities                             (20,056)      (14,454)      (11,171)
    Equity securities                                    (2,153)       (2,267)       (2,315)
    Mortgage loans                                         (438)         (467)         (221)
Change in short-term investments, net                      (764)          171           (79)
Change in other investments, net                             12            52           (40)
Proceeds from disposition of operations                     378             -             -
Purchases of property and equipment, net                   (126)         (106)         (123)
                                                       ------------------------------------
        Net cash used in investing activities            (3,383)       (4,001)       (2,500)
                                                       ------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
-----------------------------------------------------
Proceeds from issuance of short-term debt, net              152             -             -
Proceeds from issuance of long-term debt                      9           361            19
Repayment of long-term debt                                  (3)           (2)            -
Contractholder fund deposits                              3,036         3,637         3,475
Contractholder fund withdrawals                          (2,861)       (3,168)       (2,956)
Proceeds from issuance of trust preferred securities        750             -             -
Dividends paid                                             (378)         (350)         (324)
Treasury stock purchases                                   (336)          (69)          (16)
Repayment of demand note by Sears                             -           450             -
Proceeds from the sale of subsidiary's stock                  -           784             -
Payment to Sears for transfer of ESOP                         -          (327)            -
Other                                                         4            (9)            -
                                                       ------------------------------------
        Net cash provided by financing activities           373         1,307           198
                                                       ------------------------------------
NET INCREASE (DECREASE) IN CASH                              26            34           (15)
-----------------------------------------------------
CASH AT BEGINNING OF YEAR                                    90            56            71
-------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                        $116           $90           $56
===========================================================================================


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                 ALLSTATE  -  61
--------------------------------------------------------------------------------
1. GENERAL

BASIS OF PRESENTATION The accompanying consolidated financial statements include the accounts of The Allstate Corporation and its wholly owned subsidiaries, primarily Allstate Insurance Company ("AIC"), a property-liability insurance company with various property-liability and life and annuity subsidiaries, including Allstate Life Insurance Company ("ALIC") (collectively referred to as the "Company" or "Allstate"). On June 30, 1995, Sears, Roebuck and Co. ("Sears") distributed its 80.3% ownership in The Allstate Corporation to Sears common shareholders through a tax-free dividend (the "Distribution"). These consolidated financial statements have been prepared in conformity with generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated.
     To conform with the 1996 presentation, certain items in the prior years' financial statements and notes have been reclassified.

NATURE OF OPERATIONS Allstate is engaged, principally in the United States and Canada, in the property-liability insurance and life and annuity businesses. Allstate's primary business is the sale of private passenger automobile and homeowners insurance, but the Company also sells life insurance, annuity and group pension products, and selected commercial property and casualty coverages including automobile insurance, property insurance, and general liability insurance.
     Allstate's personal property and casualty ("PP&C") business, is principally engaged in private passenger automobile and homeowners insurance, writing approximately 76% of Allstate's total premiums, as determined under statutory accounting practices. Allstate was the country's second largest personal property and casualty insurer for both private passenger automobile and homeowners insurance in 1995.
     Allstate has exposure to catastrophes, which are an inherent risk of the property-liability insurance business, which have contributed, and will continue to contribute, to material year-to-year fluctuations in the Company's results of operations and financial condition. The Company also has exposure to environmental and asbestos claims, and mass tort exposures (see
Note 6).
     ALIC markets a broad line of life insurance, annuity and group pension products countrywide, accounting for approximately 22% of Allstate's 1996 statutory premiums, which include premiums and deposits for all products.
Life insurance includes traditional products such as whole life and term life insurance, as well as universal life and other interest-sensitive life products. Annuities include deferred annuities, such as variable annuities and fixed rate single and flexible premium annuities, and immediate annuities such as structured settlement annuities. ALIC's group pension products include guaranteed investment contracts and retirement annuities. In 1996, annuity premiums and deposits represented approximately 57% of ALIC's total statutory premiums and deposits.
     ALIC monitors economic and regulatory developments which have the potential to impact its business. There continues to be proposed federal legislation and regulation that would allow banks greater participation in securities and insurance businesses, which could present an increased level of competition for sales of ALIC's annuity contracts. Furthermore, the market for deferred annuities and interest-sensitive life insurance businesses which is enhanced by the tax incentives available under current law. Any legislative changes which lessen these incentives is likely to negatively impact the market for these products.
     Allstate, through a variety of affiliated companies, is authorized to sell property-liability and life and annuity products in all 50 states, the District of Columbia, Puerto Rico and Canada. The top geographic locations for statutory premiums earned for the property-liability insurance business are New York, California, Florida, Illinois and Pennsylvania, and for the life and annuity business are California, Florida, Nebraska, Massachusetts, Texas, Pennsylvania and Illinois for the year ended December 31, 1996. No other jurisdiction accounted for more than 5% of statutory premiums for property-liability or life and annuity.

62 - ALLSTATE

     Allstate distributes the majority of its property-liability products through approximately 14,100 Allstate agents, primarily employee and non-employee exclusive agents, but also utilizes independent agents and specialized brokers to expand market reach including over 5,500 independent agents appointed to market non-standard auto business. ALIC distributes its products using a combination of Allstate agents including life specialists, banks, independent agents, brokers and direct response marketing.

--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS Fixed income securities include bonds, redeemable preferred stocks, and mortgage-backed and asset-backed securities. All fixed income securities are carried at fair value and may be sold prior to their contractual maturity ("available for sale"). The difference between amortized cost and fair value, net of deferred income taxes, certain life deferred policy acquisition costs and reserves for life and annuity policy benefits, is reflected as a component of shareholders' equity. Provisions are recognized for declines in the value of fixed income securities that are other than temporary. Such writedowns are included in realized capital gains and losses.
     Equity securities include common and non-redeemable preferred stocks, and real estate investment trusts which are carried at fair value. The difference between cost and fair value of equity securities, less deferred income taxes, is reflected as a component of shareholders' equity.
     Mortgage loans are carried at outstanding principal balance, net of unamortized premium or discount and valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected. Valuation allowances for impaired loans reduce the carrying value to the fair value of the collateral or the present value of the loan's expected future repayment cash flows discounted at the loan's original effective interest rate. Valuation allowances on loans not considered to be impaired are established based on consideration of the underlying collateral, borrower financial strength, current and expected market conditions, and other factors.
     Real estate investments, including real estate acquired through foreclosure and held for investment, are accounted for by the equity method. Real estate for which the Company has an active plan to sell is carried at depreciated cost, net of valuation allowances. These allowances reduce the carrying value of properties to be sold to their estimated fair value less selling costs.
     Short-term investments are carried at cost which approximates fair value. Other investments, which consist primarily of policy loans, are carried at the unpaid principal balances.
     Investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and dividends are recorded on the date of declaration. Interest income on mortgage-backed and asset-backed securities is determined on the effective yield method, based on estimated principal repayments. Accrual of income is suspended for fixed income securities and mortgage loans that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on a specific identification basis.

DERIVATIVE FINANCIAL INSTRUMENTS Derivative financial instruments include swaps, futures, forwards, and options, including caps and floors. When derivatives meet specific criteria they may be designated as accounting hedges and accounted for on either a fair value, deferral or accrual basis, depending upon the nature of the hedge strategy, the method used to account for the hedged item and the derivative used. Derivatives that are not designated as accounting hedges are accounted for on a fair value basis.
     If, subsequent to entering into a hedge transaction, the derivative becomes ineffective (including if the hedged item is sold or otherwise extinguished or the occurrence of a hedged anticipatory transaction is no longer probable), the Company terminates the derivative position. Gains and losses on these terminations are reported in realized capital gains and losses in the period they occur. The Company may also terminate derivatives as a result of other events or circumstances. Gains and losses on these terminations are either deferred and amortized over the remaining life of the hedged item or are reported in shareholders' equity, consistent with the accounting for the hedged item.

                                                                   ALLSTATE - 63

     Fair Value Accounting Under fair value accounting, realized and unrealized gains and losses on derivatives are recognized in either earnings or shareholders' equity when they occur.
     The Company accounts for interest rate swaps, certain equity-indexed options, equity futures and foreign currency swaps and forwards as hedges on a fair value basis when criteria are met. When the Company uses swaps or options as hedging instruments, the derivative must reduce the primary market risk exposure (e.g., interest rate risk or equity price risk) of the hedged item in conjunction with the specific hedge strategy; be designated as a hedge at the inception of the transaction; and have a notional amount and term that does not exceed the carrying value and expected maturity, respectively, of the hedged item. In addition, options must have a reference index (e.g., three-month LIBOR) that is the same as, or highly correlated with, the reference index of the hedged item.
     When the Company uses futures or forward contracts as hedging instruments, the derivative must reduce the primary market risk exposure on an enterprise basis in conjunction with the hedge strategy; be designated as a hedge at the inception of the transaction; and be highly correlated with the fair value of, or interest income or expense associated with, the hedged item at inception and throughout the hedge period.
     Changes in fair values of these derivatives are reported net of tax in shareholders' equity, exclusive of interest accruals. Accrued interest receivable and payable on swaps are reported in net investment income. Premiums paid for equity-indexed options are reported as equity securities and amortized to net investment income over the lives of the agreements.
     The Company also has the following derivatives that are accounted for on a fair value basis but which are not designated as accounting hedges: 1) Certain interest rate futures contracts reported as other assets, where changes in fair value are reported in realized capital gains and losses; 2) Certain equity-indexed options, where changes in fair value are reported in shareholders' equity and premiums paid are reported as equity securities and amortized to realized capital gains and losses over the lives of the agreements; and 3) Commodity swaps reported as accrued investment income, where changes in fair value are reported in net investment income.
     Deferral Accounting Under deferral accounting, gains and losses on derivatives are deferred on the statement of financial position and recognized in earnings in conjunction with earnings on the hedged item. The Company accounts for interest rate futures as hedges using deferral accounting for anticipatory investment purchases and sales when the criteria for futures (discussed above) are met. In addition, anticipated transactions must be probable of occurrence and their significant terms and characteristics identified.
     Changes in fair values of these derivatives are initially deferred as other liabilities and accrued expenses. Once the anticipated transaction occurs, the deferred gains or losses are considered part of the cost basis of the asset and reported net of tax in shareholders' equity or recognized as a gain or loss from disposition of the asset, as appropriate. The Company reports initial margin deposits on futures in short-term investments. Fees and commissions paid on these derivatives are also deferred as an adjustment to the carrying value of the hedged item.
     Accrual Accounting Under accrual accounting, interest income or expense related to the derivative is accrued and recorded as an adjustment to the interest income or expense on the hedged item. The Company accounts for interest rate caps and floors as hedges on an accrual basis when the criteria for options (discussed above) are met.
     Premiums paid for these derivatives are reported as investments and amortized to net investment income over the lives of the agreements.

RECOGNITION OF PREMIUM REVENUES AND CONTRACT CHARGES Property-liability premiums are deferred and earned on a pro rata basis over the terms of the policies. The portion of premiums written applicable to the unexpired terms of the policies is recorded as unearned premiums. Premiums for traditional life insurance are recognized as revenue when due. Accident and disability premiums are earned on a pro rata basis over the policy period. Revenues on universal life-type contracts are comprised of contract charges and fees, and are recognized when assessed against the policyholder account balance. Revenues on investment contracts include contract charges and fees for contract administration and surrenders. These revenues are recognized when levied against the contract balances. Gross premium in excess of the net premium on limited payment contracts are deferred and recognized over the contract period.

64 - ALLSTATE

DEFERRED POLICY ACQUISITION COSTS Certain costs of acquiring property-liability insurance business, principally agents' remuneration, premium taxes and inspection report costs are deferred and amortized to income as premiums are earned. Effective July 1, 1996, the Company changed the components of property-liability acquisition costs deferred to include all forms of agent remuneration which vary directly with premium production. This change was made to more appropriately match the costs of acquiring business to the related premium revenue and to increase the consistency of accounting for agent remuneration despite differing contractual agreements with agents. Future investment income is considered in determining the recoverability of deferred policy acquisition costs.
     Certain costs of acquiring life and annuity business, principally agents' remuneration, premium taxes, certain underwriting costs and direct mail solicitation expenses are deferred and amortized to income. For traditional life insurance, limited payment contracts and accident and disability insurance, these costs are amortized in proportion to the estimated revenues on such business. For universal life-type and investment contracts, the costs are amortized in relation to the present value of estimated gross profits on such business. Changes in the amount or timing of estimated gross profits will result in adjustments in the cumulative amortization of these costs. To the extent that unrealized gains or losses on fixed income securities carried at fair value would result in an adjustment of deferred policy acquisition costs had those gains or losses actually been realized, the related unamortized deferred policy acquisition costs are recorded as a reduction of the unrealized gains or losses included in shareholders' equity.

PROPERTY AND EQUIPMENT Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, generally 3 to 10 years for equipment and 40 years for real property. Accumulated depreciation on property and equipment was $1.08 billion and $999 million at December 31, 1996 and 1995, respectively. Depreciation expense on property and equipment was $132 million, $151 million and $160 million for the years ended December 31, 1996, 1995 and 1994, respectively. The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

INCOME TAXES The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities and enacted tax regulations. The principal assets and liabilities giving rise to such differences are insurance reserves, unearned premiums, deferred policy acquisition costs, and property and equipment. Deferred income taxes also arise from unrealized capital gains and losses on equity securities and fixed income securities carried at fair value, unrealized foreign currency translation adjustments and alternative minimum tax credit carryforwards.

SEPARATE ACCOUNTS The Company issues flexible premium deferred variable annuity, variable life and certain guaranteed investment contracts, the assets and liabilities of which are legally segregated and reflected in the accompanying consolidated statements of financial position as assets and liabilities of the Separate Accounts. The assets of the Separate Accounts are carried at fair value. Investment income and realized capital gains and losses of the Separate Accounts accrue directly to the contractholders and, therefore, are not included in the Company's consolidated statements of operations. Revenues to the Company from the Separate Accounts consist of contract maintenance fees, administration fees, and mortality and expense risk charges. The Company's participation in the Separate Accounts is carried at the fair value of its ownership interest in the net assets of the Separate Accounts.

RESERVES FOR CLAIMS AND CLAIMS EXPENSE AND LIFE-CONTINGENT CONTRACT BENEFITS The property-liability reserve for claims and claims expense is the estimated amount necessary to settle both reported and unreported claims of insured property-liability losses, based upon the facts in each case and the Company's experience with similar cases. Estimated amounts of salvage and subrogation are deducted from the reserve for claims and claims expense. The establishment of appropriate reserves, including reserves for catastrophes, is an inherently

                                                                   ALLSTATE - 65

uncertain process. Reserve estimates are regularly reviewed and updated, using the most current information available. Any resulting adjustments are reflected in current operations (see Note 6). These adjustments may be material.
     The reserve for life-contingent contract benefits, which relates to traditional life insurance, group retirement annuities and structured settlement annuities with life contingencies, disability insurance and accident insurance, is computed on the basis of assumptions as to future investment yields, mortality, morbidity, terminations and expenses. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration. Reserve interest rates ranged from 4.0% to 11.3% during 1996.
To the extent that unrealized gains on available for sale securities would result in a premium deficiency had those gains actually been realized, the related increase in reserves is recorded as a reduction of the unrealized gains included in shareholders' equity.

CONTRACTHOLDER FUNDS Contractholder funds arise from the issuance of individual or group contracts that include an investment component, including most annuity, universal life and guaranteed investment contracts. Payments received are recorded as interest-bearing liabilities. Contractholder funds are equal to deposits received and interest credited to the benefit of the contractholder less withdrawals, mortality charges and administrative expenses.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS Commitments to invest, commitments to extend mortgage loans and financial guarantees have only off-balance-sheet risk because their contractual amounts are not recorded in the Company's consolidated statements of financial position.
     The Company's exposure to losses stemming from credit guarantees is limited to the carrying value of the underlying fixed income securities.

EARNINGS PER SHARE Earnings per share is computed based on the weighted average number of common and common equivalent shares (dilutive stock options) outstanding.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

--------------------------------------------------------------------------------

3. DISPOSITIONS

In July 1996, Allstate completed the sale of Northbrook Holdings, Inc. and its wholly owned subsidiaries (collectively "Northbrook") to St. Paul Fire & Marine Insurance Company ("St. Paul"). Northbrook writes commercial insurance through its subsidiaries using independent agents. Allstate received gross proceeds of $189 million and recognized a gain of $18 million ($51 million after-tax) on the sale. The proceeds and gain are subject to a purchase price adjustment, expected to be finalized in 1997. In connection with the sale, Allstate entered into an agreement with St. Paul whereby Allstate and St.
Paul will share in any development of the closing net loss reserves of Northbrook to be settled as of July 31, 2000. Under the agreement, if the development of ultimate net loss reserves exceeds net loss reserves at closing by more than $25 million, Allstate will be required to pay St. Paul a portion of the difference, limited to $100 million. If the development of ultimate net loss reserves is less than net loss reserves at closing, St. Paul will be required to pay Allstate a portion of the difference not to exceed
$50 million. The Company does not expect unfavorable reserve development based on current trends, conditions and claim settlement processes. As a result of the sale, the Company's liability for claims and claims expense net of reinsurance was reduced by $1.01 billion and investments were reduced by $973 million.
     In September 1996, the Company completed the sale of Allstate's U.S.-based reinsurance operations for policies written after 1984 ("Reinsurance") to SCOR U.S. Corporation ("SCOR"). The transaction consisted of the sale of certain non-insurance assets, non-insurance liabilities and renewal rights and a reinsurance transaction for the insurance liabilities.

66 - ALLSTATE

The Company received gross proceeds of $152 million as a result of the sale and will realize a $79 million gain ($58 million after-tax). The Company recognized the portion of the gain, $15 million ($9 million after-tax), related to the sale of the renewal rights in 1996. The remaining $64 million gain ($49 million after-tax) was deferred and will be amortized through underwriting income over the reserve run-off period, approximately five years, in accordance with retroactive reinsurance accounting principles.
     In November 1996, Allstate completed the sale of the common stock of its London-based reinsurance operations, Allstate Reinsurance Co. Limited
("ARCO") to QBE Insurance Group Limited of Sydney, Australia ("QBE"). The Company received proceeds of $37 million and recognized a $40 million loss
($41 million after-tax) on the sale. In connection with the sale, Allstate entered into an agreement with QBE whereby 80% of any ultimate adverse development on ARCO's December 31, 1995 net loss reserves will be reimbursed to QBE by Allstate. QBE will reimburse Allstate for 70% of any ultimate favorable net loss development. Development will be settled annually. At the closing, in addition to the $37 million cash proceeds, QBE deposited approximately $20 million in escrow related to this agreement, representing a contingent purchase payment. If 1996 net loss development is favorable, Allstate will receive the $20 million escrow deposit in addition to 70% of any redundancy. Allstate would report this as a purchase price adjustment in 1997. If 1996 net loss development is unfavorable, the amount held in escrow will be used to satisfy any of Allstate's obligation, with the excess, if any, paid to Allstate. In addition, the development of accident year 1996 underwriting results for QBE is limited to a combined ratio of 110 for contracts in place as of the closing date to be reviewed and settled annually.
     Allstate entered into an agreement with Clarendon National Insurance Company to sell the renewal rights of up to 137,000 Florida property policies and as a result may non-renew up to 170,000 policies. Beginning with policies expiring after November 14, 1996, Allstate will no longer provide coverage for these policies as they expire over the next twelve months. In connection with the sale of the renewal rights of these policies, the Company recognized a loss of $37 million ($24 million after-tax) in 1996.
     In 1995, the Company sold 70% of the common stock of The PMI Group, Inc. ("PMI Group"), a wholly owned subsidiary, in an initial public offering. Proceeds from the sale approximated $784 million, and a gain of $159 million ($93 million after-tax) was realized. Included in the determination of the gain was a provision for future losses on the run-off of the mortgage pool business of $119 million ($80 million after-tax). During 1996, the Company increased by $87 million ($55 million after-tax) the provision for future losses provided for the run-off of the mortgage pool business which is included in the loss on disposition of operations. The increase was due primarily to revised loss trend analyses based on continued weakness in economic conditions, including real estate prices and unemployment in Southern California where this business is highly concentrated. This business continues to be affected by these economic conditions, as well as interest rate volatility or a combination of such factors. These factors are considered in the periodic re-evaluation of the provision for future losses.
     Concurrent with the PMI Group common stock offering, the Company issued
10.5 million of Automatically Convertible Equity Securities ("ACES") in the form of 6.76% Exchangeable Notes due April 15, 1998 which are mandatorily exchangeable into shares of common stock of PMI Group, subject to the Company's right to deliver cash in lieu of such shares (see Note 8).
     The Company currently owns approximately 31% of PMI Group. The Company's equity in net income of PMI Group was $29 million, $56 million and $86 million for 1996, 1995 and 1994, respectively. The Company's investment in PMI Group, which is included in other assets in the consolidated statements of financial position, had a net book value of $305 million and $262 million at December 31, 1996 and 1995, respectively. The fair value of the Company's investment in PMI Group at December 31, 1996 was $581 million. See Note 8 for discussion of ACES terms.

                                                                 ALLSTATE - 67


--------------------------------------------------------------------------------

4. INVESTMENTS

FAIR VALUES The amortized cost, gross unrealized gains and losses, and fair value for fixed income securities are as follows:


                                                          Gross unrealized
                                       Amortized       -----------------------               Fair
($ in millions)                             cost       Gains          (Losses)              value
-------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1996
-----------------------------------------
   U.S. government and agencies          $ 3,101       $ 250            $ (12)           $ 3,339
   Municipal                              13,705         832              (44)            14,493
   Corporate                              16,748         896              (86)            17,558
   Foreign government                        325          13               (1)               337
   Mortgage-backed securities              8,434         216              (58)             8,592
   Asset-backed securities                 2,658          37               (4)             2,691
   Redeemable preferred stock                 86           -               (1)                85
                                         -------------------------------------------------------
       Total fixed income securities     $45,057      $2,244            $(206)           $47,095
                                         =======================================================
AT DECEMBER 31, 1995
-----------------------------------------
   U.S. government and agencies          $ 2,443      $  445            $ (19)           $ 2,869
   Municipal                              15,900       1,405              (29)            17,276
   Corporate                              14,437       1,213              (44)            15,606
   Foreign government                        453          10               (3)               460
   Mortgage-backed securities              6,946         358              (22)             7,282
   Asset-backed securities                 1,606          52               (1)             1,657
   Redeemable preferred stock                122           1               (1)               122
                                         -------------------------------------------------------
       Total fixed income securities     $41,907      $3,484            $(119)           $45,272
                                         =======================================================

SCHEDULED MATURITIES The scheduled maturities for fixed income securities are as follows at December 31, 1996:


                                                          Amoritzed                     Fair
($ in millions)                                                cost                    value
--------------------------------------------------------------------------------------------
Due in one year or less                                     $ 1,486                  $ 1,518
Due after one year through five years                         8,719                    9,079
Due after five years through ten years                        9,304                    9,668
Due after ten years                                          14,456                   15,547
                                                             -------------------------------
                                                             33,965                   35,812
Mortgage-backed and asset-backed securities                  11,092                   11,283
                                                             -------------------------------
   Total                                                    $45,057                  $47,095
                                                            ================================



     Actual maturities may differ from those scheduled as a result of prepayments by the issuers.

68  -  ALLSTATE

NET INVESTMENT INCOME

                                                  Year ended December 31,
($ in millions)                                     1996    1995     1994
-------------------------------------------------------------------------
Fixed income securities                          $3,302  $3,105   $2,864
Equity securities                                   118     139      132
Mortgage loans                                      291     303      320
Other                                               172     146      100
                                                 -----------------------
   Investment income, before expense              3,883   3,693    3,416
   Investment expense                                70      66       73
                                                 -----------------------
   Net investment income                         $3,813  $3,627   $3,343
                                                 =======================

REALIZED CAPITAL GAINS AND LOSSES

                                                   Year ended December 31,
($ in millions)                                     1996      1995    1994
----------------------------------------------------------------------------
Fixed income securities                            $ 40     $ 30    $ 31
Equity securities                                   784      274     238
Other investments                                   (40)     (46)    (69)
                                                   ---------------------
   Realized capital gains and losses                784      258     200
   Income taxes                                     274       90      70
                                                   ---------------------
   Realized capital gains and losses, after tax    $510     $168    $130
                                                   =====================


     Proceeds from sales of investments in fixed income securities were $11.21 billion, $7.56 billion and $5.21 billion in 1996, 1995 and 1994, respectively. Gross gains of $205 million, $144 million and $132 million and gross losses of $146 million, $103 million and $105 million were realized on sales of fixed income securities during 1996, 1995 and 1994, respectively.

UNREALIZED NET CAPITAL GAINS Unrealized net capital gains on fixed income and equity securities included in shareholders' equity at December 31, 1996 are as follows:

                                        Cost/            Gross unrealized   Unrealized
                                    amortized     Fair   -----------------         net
($ in millions)                           cost    value     Gains  (Losses)       gains
--------------------------------------------------------------------------------------
Fixed income securities               $45,057  $47,095    $2,244    $(206)      $2,038
Equity securities                       3,999    5,561     1,639      (77)       1,562
                                      ------------------------------------------------
    Total                             $49,056  $52,656    $3,883    $(283)       3,600
                                      ======================================
Deferred income taxes, deferred
policy acquisition costs and other                                              (1,597)
                                                                                ------
Unrealized net capital gains                                                    $2,003
                                                                                ======


     At December 31, 1995, equity securities had gross unrealized gains of $1.51 billion and gross unrealized losses of $75 million.

  CHANGE IN UNREALIZED NET CAPITAL GAINS

                                                    Year ended December 31,
  ($ in millions)                             1996          1995          1994
------------------------------------------------------------------------------
  Fixed income securities                 $ (1,327)      $ 4,061       $(3,028)
  Equity securities                            128           874          (355)
                                          ------------------------------------
     Total                                  (1,199)        4,935        (3,383)
  Deferred income taxes, deferred policy
  acquisition costs and other                  566        (2,339)        1,333
                                          ------------------------------------
Change in unrealized net capital gains    $   (633)      $ 2,596       $(2,050)
                                          ====================================

                                                                ALLSTATE - 69

INVESTMENT LOSS PROVISIONS AND VALUATION ALLOWANCES Pretax provisions for investment losses, principally relating to other than temporary declines in value on fixed income securities and equity securities, and valuation allowances on mortgage loans, were $196 million, $207 million and $92 million in 1996, 1995 and 1994, respectively. Valuation allowances on real estate were $11 million and $25 million at December 31, 1996 and 1995, respectively.

MORTGAGE LOAN IMPAIRMENT A mortgage loan is impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The components of impaired loans at December 31, 1996 and 1995 are as follows:


($ in millions)                                1996       1995
--------------------------------------------------------------
Impaired loans
  With valuation allowances                    $182       $183
   Less: valuation allowances                   (50)       (52)
   Without valuation allowances                  38         62
                                               ---------------
      Net carrying value of impaired loans     $170       $193
                                               ===============

     The net carrying value of impaired loans at December 31, 1996 and 1995 was comprised of $115 million and $158 million, respectively, measured at the fair value of the collateral, and $55 million and $35 million, respectively, measured at the present value of the loan's expected future cash flows discounted at the loan's effective interest rate. Impaired loans without valuation allowances include collateral dependent loans where the fair value of the collateral is greater than the recorded investment in the loans.
     Activity in the valuation allowance for all mortgage loans for the years ended December 31, 1996 and 1995 is summarized as follows:



($ in millions)             1996       1995
-------------------------------------------

Balance at January 1         $75        $92
   Additions                  27         25
   Direct write-downs        (37)       (42)
                            ---------------
Balance at December 31       $65        $75
                            ===============



     Included in the table above is $15 million and $23 million of valuation allowances on loans not considered to be impaired at December 31, 1996 and 1995, respectively.
     Interest income is recognized on a cash basis for impaired loans carried at the fair value of the collateral, beginning at the time of impairment. For other impaired loans, interest is accrued based on the net carrying value. The Company recognized interest income of $22 million and $25 million on impaired loans during 1996 and 1995, respectively, of which $20 million and $21 million was received in cash during 1996 and 1995, respectively. The average balance of impaired loans was $203 million and $209 million during 1996 and 1995, respectively.

INVESTMENT CONCENTRATION FOR MUNICIPAL BOND AND COMMERCIAL MORTGAGE PORTFOLIOS AND OTHER INVESTMENT INFORMATION The Company maintains a diversified portfolio of municipal bonds. The largest concentrations in the portfolio are presented below. Except for the following, holdings in no other state exceeded 4.4% of the portfolio at December 31, 1996:

                                                    At December 31,

(% of municipal bond portfolio carrying value)      1996      1995
-------------------------------------------------------------------

California                                         11.1%      10.4%
Texas                                              10.9       10.9
Illinois                                            9.8        9.7
New York                                            9.1        7.8
Florida                                             6.4        6.1


70 - ALLSTATE

     The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower. The states with the largest portion of the commercial mortgage loan portfolio are listed below. Except for the following, holdings in no other state exceeded 4.9% of the portfolio at December 31, 1996:

                                                           At December 31,
(% of commercial mortgage portfolio carrying value)        1996      1995
----------------------------------------------------------------------------
California                                                 22.1%     21.0%
New York                                                    9.1       9.2
Illinois                                                    6.9       5.8
Pennsylvania                                                6.7       6.6
Florida                                                     5.4       6.1


The types of properties collateralizing the commercial mortgage loans are as follows:

                                                           At December 31,
(% of commercial mortgage portfolio carrying value)        1996      1995
-------------------------------------------------------------------------
Retail                                                     35.8%     41.0%
Office buildings                                           22.1      17.5
Warehouse                                                  17.6      19.3
Apartment complex                                          16.3      13.9
Industrial                                                  2.1       2.5
Other                                                       6.1       5.8
                                                         ----------------
                                                          100.0%    100.0%
                                                         ================




     The contractual maturities of the commercial mortgage loan portfolio as of December 31, 1996, for loans that were not in foreclosure are as follows:


                  No. of  Carrying
($ in millions)   loans    value   Percent
------------------------------------------
1997                88    $  352     11.3%
1998                70       412     13.2
1999                54       262      8.4
2000                74       449     14.5
2001                61       281      9.0
Thereafter         266     1,357     43.6
                   ----------------------
     Total         613    $3,113    100.0%
                   ======================



     At December 31, 1996, the carrying value of investments, excluding equity securities, that were non-income producing during 1996 was $26 million.
     At December 31, 1996, fixed income securities with a carrying value of $351 million were on deposit with regulatory authorities as required by law.

-----------------------------------------------------------------------------
5. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets, incurs various financial liabilities and enters into agreements involving derivative financial instruments and other off-balance-sheet financial instruments. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including deferred policy acquisition costs, property and equipment, reinsurance recoverables and deferred income

                                                                  ALLSTATE - 71


taxes) and liabilities (including property-liability, and traditional life and universal life-type insurance reserves) are not considered financial instruments and are not carried at fair value. Other assets and liabilities considered financial instruments, premium installment receivables, accrued investment income, cash and claim payments outstanding are generally of a short-term nature. It is assumed that their carrying value approximates fair value.


FINANCIAL ASSETS


                                         At December 31,
($ in millions)                    1996                      1995
---------------------------------------------------------------------
                         Carrying       Fair    Carrying         Fair
                            value      value       value        value
---------------------------------------------------------------------
Fixed income securities   $47,095    $47,095     $45,272      $45,272
Equity securities           5,561      5,561       6,150        6,150
Mortgage loans              3,146      3,221       3,280        3,435
Short-term investments      1,278      1,278         548          548
Policy loans                  489        489         447          447
Separate Accounts           5,551      5,551       3,809        3,809



Carrying value and fair value include the effects of derivative financial instruments where applicable.

     Fair values for fixed income securities are based on quoted market prices where available. Non-quoted securities are valued based on discounted cash flows using current interest rates for similar securities. Equity securities are valued based principally on quoted market prices. Mortgage loans are valued based on discounted contractual cash flows. Discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar properties as collateral. Loans that exceed 100% loan-to-value are valued at the estimated fair value of the underlying collateral. Short-term investments are highly liquid investments with maturities of less than one year whose carrying value approximates fair value.
     The carrying value of policy loans approximates its fair value. Assets of the Separate Accounts are carried in the consolidated statements of financial position at fair value.

FINANCIAL LIABILITIES AND TRUST PREFERRED SECURITIES

                                                                      At December 31,
($ in millions)                                                 1996                      1995
--------------------------------------------------------------------------------------------------------
                                                       Carrying          Fair    Carrying          Fair
                                                          value         value       value         value
--------------------------------------------------------------------------------------------------------
Contractholder funds on
 investment contracts                                   $16,501       $16,284     $15,568       $15,626
Short-term debt                                             152           152           -             -
Long-term debt                                            1,234         1,375       1,228         1,331
Separate Accounts                                         5,539         5,539       3,798         3,798
Mandatorily redeemable preferred
 securities of subsidiary trusts                            750           747           -             -


     The fair value of contractholder funds on investment contracts is based on the terms of the underlying contracts. Reserves on investment contracts with no stated maturities (single premium and flexible premium deferred annuities) are valued at the account balance less surrender charges. The fair value of immediate annuities and annuities without life contingencies with fixed terms is estimated using discounted cash flow calculations based on interest rates currently offered for contracts with similar terms and durations. Short-term debt is valued at carrying value due to its short-term nature. The fair value of long-term debt and trust preferred securities is based on quoted market prices. Separate Accounts liabilities are carried at the fair value of the underlying assets.

72 - ALLSTATE

DERIVATIVE FINANCIAL INSTRUMENTS Derivative financial instruments include swaps, futures, forwards and options, including caps and floors. The Company primarily uses derivative financial instruments to reduce its exposure to market risk (principally interest rate and equity price risk), in conjunction with asset/liability management, in its life and annuity operations. The Company does not hold or issue these instruments for trading purposes. The following table summarizes the contract or notional amount, credit exposure, fair value and carrying value of the Company's derivative financial instruments:

                                                                At December 31,
($ in millions)                                1996                                             1995
-------------------------------------------------------------------------   ----------------------------------------------

                                                                 Carrying                                         Carrying
                          Contract/                                 value  Contract/                                 value
                           notional    Credit         Fair        assets/   notional    Credit         Fair        assets/
                             amount  exposure        value  (liabilities)     amount  exposure        value  (liabilities)
-------------------------------------------------------------------------  -----------------------------------------------

INTEREST RATE CONTRACTS
-----------------------
Interest rate
    swap agreements
    Pay floating rate,
    receive fixed rate       $  498      $ 19         $ 18           $ 18     $  545      $ 35         $ 35           $34
    Pay fixed rate,
    receive floating rate       357         -          (2)            (2)        172         -          (4)            (1)
    Pay floating rate,
    receive floating rate        67         -          (1)            (1)         84         -          (1)            (1)
Financial futures and
 forward contracts              655         7            7              6        374         4            4            (8)
Interest rate cap and
 floor agreements             2,389         6            6              7        371         4            4              4
                              --------------------------------------------------------------------------------------------
Total interest
 rate contracts               3,966        32           28             28      1,546        43           38             28

EQUITY AND COMMODITY
 CONTRACTS
 ---------
Commodity swap
 agreements                     152         4            4              4        122        12           12             12
Financial futures               122         2            2              2        203         -            -              5
Options and warrants            691       149          149            149        402        88           88             75
                              --------------------------------------------------------------------------------------------
Total equity and
 commodity contracts            965       155          155            155        727       100          100             92

FOREIGN CURRENCY
 CONTRACTS
 ---------
Foreign currency
 swap agreements                 20         -          (3)            (3)         27         1          (3)              -
Foreign currency
 forward contracts               34         -            -              -          -         -            -              -
                              --------------------------------------------------------------------------------------------
Total foreign
 currency contracts              54         -          (3)            (3)         27         1          (3)              -
                              --------------------------------------------------------------------------------------------
Total derivative
 financial instruments       $4,985      $187         $180           $180     $2,300      $144         $135           $120
                             =============================================================================================

Credit exposure includes the effects of legally enforceable master netting agreements.
Credit exposure and fair value include accrued interest where applicable.
Carrying value is representative of deferred gains and losses, unamortized premium, or accrued interest, depending on the accounting for the derivative financial instrument.



     The contract or notional amounts are used to calculate the exchange of contractual payments under the agreements and are not representative of the potential for gain or loss on these agreements.

                                                                ALLSTATE - 73


     Credit exposure represents the Company's potential loss if all of the counterparties failed to perform under the contractual terms of the contracts and all collateral, if any, became worthless. This exposure is represented by the fair value of contracts with a positive fair value at the reporting date reduced by the effect, if any, of master netting agreements.
     The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements and obtaining collateral where appropriate. To date, the Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance.
     Fair value is the estimated amount that the Company would receive (pay) to terminate or assign the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer and exchange quotes are available for the Company's derivatives.
     Interest rate swap agreements involve the exchange, at specified intervals, of interest payments calculated by reference to an underlying notional amount. The Company generally enters into swap agreements to change the interest rate characteristics of existing assets to more closely match the interest rate characteristics of the corresponding liabilities. The Company did not record any material deferred gains or losses on swaps in 1996, 1995 or 1994.
     The Company did not realize any material gains or losses on swap terminations in 1996, 1995 or 1994. The Company paid a weighted average floating interest rate of 6.3% and received a weighted average fixed interest rate of 7.1% in 1996. The Company paid a weighted average fixed interest rate of 6.4% and received a weighted average floating interest rate of 6.5% in 1996.
     Financial futures and forward contracts are commitments to either purchase or sell designated financial instruments at a future date for a specified price or yield. They may be settled in cash or through delivery. As part of its asset/liability management, the Company generally utilizes futures and forward contracts to manage its market risk related to fixed income securities, equity securities and anticipatory investment purchases and sales. Futures and forwards used as hedges of anticipatory transactions pertain to identified transactions which are probable to occur and are generally completed within 90 days. Futures contracts have limited off-balance-sheet credit risk as they are executed on organized exchanges and require security deposits, as well as the daily cash settlement of margins.
     Interest rate cap and floor agreements give the holder the right to receive at a future date, the amount, if any, by which a specified market interest rate exceeds the fixed cap rate or falls below the fixed floor rate, applied to a notional amount. The Company purchases interest rate cap and floor agreements to reduce its exposure to rising or falling interest rates relative to certain existing assets and liabilities in conjunction with asset/liability management.
     Commodity swap agreements involve the exchange of floating-rate interest payments for the total return on a commodity index. The Company enters into commodity swap transactions to mitigate market risk on the fixed income and equity securities owned.
     Equity linked option contracts provide returns based on a specified equity index applied to the option's notional amount. The Company purchases equity linked options to achieve equity appreciation or to reduce the market risk associated with certain annuity contracts. Where required, counterparties post collateral to minimize credit risk. Debt warrants provide the right to purchase a specified new issue of debt at a predetermined price. The Company purchases debt warrants to protect against long-term call risk.
     Foreign currency contracts involve the exchange or delivery of currencies. The Company enters into these agreements to manage the currency risk associated with foreign securities owned.
     Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments that the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. The Company mitigates this risk through established risk limits set by senior management. In addition, the change in the value of the Company's derivative financial instruments designated as hedges are generally offset by the change in the value of the related assets and liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTNUED)



74 - ALLSTATE

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS A summary of the contractual amounts and fair values of off-balance-sheet financial instruments follows:

                                                       At December 31,
($ in millions)                                   1996                1995
-------------------------------------------------------------------------------
                                      Contractual      Fair  Contractual   Fair
                                           amount     value       amount  value
-------------------------------------------------------------------------------
Commitments to invest                        $294       $ -         $223    $ -
Commitments to extend mortgage loans           72         1           88      1
Financial guarantees                           25        (4)          28     (7)
Credit guarantees                             100         -           50      -


        Except for credit guarantees, the contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance-sheet financial instruments with credit risk.
        Commitments to invest generally represent commitments to make equity investments in various limited partnerships. The Company enters these agreements to allow for additional participation in certain investments. Because the equity investments in limited partnerships are not actively traded, it is not practicable to estimate the fair value of these commitments.
        Commitments to extend mortgage loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. The Company enters these agreements to commit to future loan fundings at a predetermined interest rate. Commitments generally have fixed expiration dates or other termination clauses. Commitments to extend mortgage loans, which are secured by the underlying properties, are valued based on estimates of fees charged by other institutions to make similar commitments to similar borrowers.
        Financial guarantees represent conditional commitments to repurchase notes from a creditor upon default of the debtor. The Company enters into these agreements primarily to provide financial support for certain equity investees. Financial guarantees are valued based on estimates of payments that may occur over the life of the guarantees.
        Credit guarantees represent conditional commitments to exchange identified AAA or AA rated credit risk for identified A rated credit risk upon bankruptcy or other event of default of the referenced credits. The Company receives fees for assuming the referenced credit risks, which are reported in net investment income when earned over the lives of the commitments. The Company enters into these transactions in order to achieve higher yields than if the referenced credits were directly owned.
        The Company's maximum amount at risk, assuming bankruptcy or other default of the referenced credits and the value of the referenced credits become worthless, is the fair value of the identified AAA or AA rated securities. The identified AAA or AA rated securities had a fair value of $102 million at December 31, 1996. The Company includes the impact of credit guarantees in its analysis of credit risk, and the referenced credits were current with respect to their contractual terms at December 31, 1996.

6. RESERVE FOR PROPERTY-LIABILITY INSURANCE CLAIMS AND CLAIMS EXPENSE

As described in Note 2, the Company establishes reserves for claims and claims expense on reported and unreported claims of insured losses. These reserve estimates are based on known facts and interpretation of circumstances, including the Company's experience with similar cases and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims and product mix, as well as other factors including court decisions, economic conditions and public attitudes.

                                                                 ALLSTATE - 75


     The establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain process. Allstate regularly updates its reserve estimates as new facts become known and further events occur which may impact the resolution of unsettled claims. Changes in prior year reserve estimates, which may be material, are reflected in the results of operations in the period such changes are determined to be needed.

Activity in the reserve for property-liability insurance claims and claims expense is summarized as follows:



($ in millions)                                                         1996           1995         1994
-------------------------------------------------------------------------------------------------------

Balance at January 1                                                $17,687        $16,763      $15,521
    Less reinsurance recoverables                                     1,531          1,357        1,402
                                                                    -----------------------------------
Net balance at January 1                                             16,156         15,406       14,119
Incurred claims and claims expense related to:                      -----------------------------------
    Current year                                                     14,823         14,113       15,241
    Prior years                                                        (336)          (425)        (712)
                                                                     ----------------------------------
        Total incurred                                               14,487         13,688       14,529
Claims and claims expense paid related to:                           ----------------------------------
    Current year                                                      7,522          8,190        8,770
    Prior years                                                       5,787          4,748        4,472
    Disposition of operations                                         1,736              -            -
                                                                     ----------------------------------
        Total paid                                                   15,045         12,938       13,242
                                                                     ----------------------------------
Net balance at December 31                                           15,598         16,156       15,406
    Plus reinsurance recoverables                                     1,784          1,531        1,357
                                                                    -----------------------------------
Balance at December 31(1)                                           $17,382        $17,687      $16,763
                                                                    ===================================

(1) Loss development information for ARCO (Allstate's wholly owned British reinsurance subsidiary which was sold in 1996) is not available on a comparable basis. This information is not material ($77 million in net claims and claims expense in 1995 and $48 million in net payments in 1995), and was treated as attributable to the current year.


     Incurred claims and claims expense includes losses from catastrophes of $991 million, $934 million and $1.99 billion in 1996, 1995 and 1994, respectively. Catastrophes are an inherent risk of the property-liability insurance business which have contributed, and will continue to contribute, to material year-to-year fluctuations in the Company's results of operations and financial position. As of December 31, 1996, Allstate had no reinsurance in place to lower its exposure to catastrophe losses on personal lines business. The Company entered into a three-year excess reinsurance contract covering Florida property policies, effective January 1, 1997, which provides up to $400 million of catastrophe reinsurance protection in excess of $1.00 billion, up to an aggregate limit of $800 million.
     The level of catastrophe loss experienced in any year cannot be predicted and could be material to results of operations and financial position. For Allstate, major areas of potential losses due to hurricanes include major metropolitan centers near the eastern and gulf coasts of the United States. The major areas of exposure to potential losses due to earthquakes in California include population centers in and around Los Angeles and San Francisco. Other areas in the United States with exposure to potential earthquake losses include areas surrounding the New Madrid fault system in the midwest and faults in and surrounding Seattle, Washington.
     Management believes that the reserve for claims and claims expense at December 31, 1996 is appropriately established in the aggregate and adequate to cover the ultimate net cost of reported and unreported claims arising from losses which had occurred by that date.
     Favorable calendar year reserve development in 1996, 1995 and 1994 was the result of favorable severity trends (average cost per claim) in each of the three years, which more than offset adverse development in Discontinued Lines and Coverages and increases to reserves for claims expense which occurred in 1996. The favorable severity trend during this three-year period was largely due to lower than anticipated medical cost inflation for personal auto injury claims and improvements in the Company's claim settlement processes. The reduction in the anticipated medical cost inflation trend has emerged over time as actual claim settlements

76 - ALLSTATE




validated the effect of the steady decline in the rate of inflation. Although improvements in the Company's claim settlement process have contributed to favorable severity development of personal injury claims during the past three years, the new processes have caused an increase in the number of claims outstanding. The Company expects the rate of increase in claims outstanding to continue to decline in 1997; however, the number of outstanding claims may not be reduced to levels previously reported due to an increase in the time required to complete the new claim settlement processes. In addition, while the claim settlement process changes are believed to have contributed to favorable severity trends on closed claims, these changes introduce a greater degree of variability in reserve estimates for the remaining outstanding claims at December 31, 1996. Future reserve releases, if any, will depend on the continuation of the favorable loss trends.
     Allstate's exposure to environmental, asbestos and mass tort claims stem principally from excess and surplus business written from 1972-1985, including substantial excess and surplus general liability coverages on Fortune 500 companies, and reinsurance coverage written during the 1960s through the 1980s, including reinsurance on primary insurance written on large U.S. companies. Mass tort exposures relate primarily to products liability claims, such as those for medical devices and other products, and general liabilities. Establishing net loss reserves for environmental, asbestos and mass tort claims is subject to uncertainties that are greater than those presented by other types of claims. Among the complications are a lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure, unresolved legal issues regarding policy coverage, availability of reinsurance and the extent and timing of any such contractual liability. The legal issues concerning the interpretation of various insurance policy provisions and whether these losses are, or were ever intended to be covered, are complex. Courts have reached different and sometimes inconsistent conclusions as to when losses are deemed to have occurred and which policies provide coverage; what types of losses are covered; whether there is an insured obligation to defend; how policy limits are determined; how policy exclusions are applied and interpreted; and whether environmental and asbestos clean-up costs represent insured property damage. Management believes these issues are not likely to be resolved in the near future.
     As the industry has gained experience evaluating environmental exposures, some actuarial firms have developed techniques and databases to estimate environmental liabilities. Allstate gained access to complex databases developed by outside experts to estimate the cost of liabilities for environmental claims. The databases contained lists of known potentially responsible parties ("PRP"), National Priority List ("NPL") sites, and the Environmental Protection Agency's estimates of clean-up costs. Allstate's policy files were compared to the databases, and factors to estimate growth of NPL sites, state sites, third party claims, natural resource damage, probability of coverage, and PRP's being named at future sites were applied to determine an estimate of the Company's potential environmental loss. The Company also refined its own estimation techniques, which were tested and validated by outside actuaries, to estimate environmental and asbestos losses. Allstate used a combination of these resources, along with an extensive internal review of its current claim exposures to estimate environmental and asbestos reserves. The Company also performed an in-depth analysis of its reinsurance recoverables and refined its process for estimating and identifying available reinsurance since some reinsurers have become insolvent or Allstate has commuted their agreements. During the third quarter of 1996, based upon the Company's re-evaluation, loss reserves, net of reinsurance for environmental and asbestos exposures were increased by $172 million and $72 million, respectively.
     In addition to environmental and asbestos exposures, the studies also included an assessment of current claims for mass tort exposures. Based on the re-evaluation, loss reserves for mass tort exposures increased in the third quarter of 1996 by $60 million, net of reinsurance recoverables. This increase includes the reallocation of $103 million of general liability net loss reserves between 1985 and subsequent accident years to pre-1985 accident years.
     In 1986, the general liability policy form used by Allstate and others in the property-liability industry was amended to introduce an "absolute pollution exclusion" which excluded coverage for environmental damage claims and added an asbestos exclusion. Most general liability policies

                                                                 ALLSTATE - 77


issued prior to 1987 contain annual aggregate limits for products liability coverage, and policies issued after 1986 also have an annual aggregate limit as to all coverages. Allstate's experience to date is that these policy form changes have effectively limited its exposure to environmental and asbestos claim risks assumed, as well as primary commercial coverages written, for most policies written in 1986 and all policies written after 1986.
     Reserves for environmental claims were $722 million and $520 million, net of reinsurance recoverables of $225 million and $424 million at December 31, 1996 and 1995, respectively. Reserves for asbestos claims were $510 million and $501 million, net of reinsurance recoverables of $264 million and $223 million at December 31, 1996 and 1995, respectively. Approximately 64% and 56% of the total net environmental and asbestos reserves at December 31, 1996 and 1995, respectively, represents IBNR. The survival ratios (ending reserves divided by claims and claims expense paid) for net environmental and asbestos reserves at December 31, 1996 and 1995, were 12.0 and 8.8, respectively.
     Management believes its net loss reserves for environmental, asbestos and mass tort exposures are appropriately established based on available facts, technology, laws and regulations. However, due to the inconsistencies of court coverage decisions, plaintiffs' expanded theories of liability, the risks inherent in major litigation and other uncertainties, the ultimate cost of these claims may vary materially from the amounts currently recorded, resulting in an increase in the loss reserves. In addition, while the Company believes the improved actuarial techniques and databases have assisted in its ability to estimate environmental, asbestos and mass tort net loss reserves, these refinements may subsequently prove to be inadequate indicators of the extent of probable loss. Due to the uncertainties and factors described above, management believes it is not practicable to develop a meaningful range for any such additional net loss reserves that may be required.

--------------------------------------------------------------------------------

7. REINSURANCE

The Company acquires reinsurance to limit aggregate and single exposures on large risks. Additionally, in connection with the sale to SCOR in 1996 (see
Note 3), Allstate entered into a reinsurance agreement for the post-1984 reinsurance liabilities. The Company continues to have primary liability as a direct insurer for risks reinsured. This footnote should be read in connection with Note 6, Reserve for Property-Liability Insurance Claims and Claims Expense. The effects of reinsurance on premiums written and earned are as follows:

                                                      Year ended December 31,

 ($ in millions)                               1996          1995          1994
-------------------------------------------------------------------------------
 PROPERTY-LIABILITY PREMIUMS WRITTEN
-----------------------------------------
 Direct                                     $18,748       $17,598       $16,395
 Assumed                                        382           903           899
 Ceded                                         (544)         (536)         (555)
                                            ----------------------------------
    Property-liability premiums written,
    net of reinsurance                      $18,586       $17,965       $16,739
                                            ===================================
 PROPERTY-LIABILITY PREMIUMS EARNED
-----------------------------------------
 Direct                                     $18,487       $17,178       $16,177
 Assumed                                        358           886           885
 Ceded                                         (479)         (524)         (549)
                                            -----------------------------------
    Property-liability premiums earned,
    net of reinsurance                      $18,366       $17,540       $16,513
                                            ===================================
 LIFE AND ANNUITY PREMIUMS AND
 CONTRACT CHARGES
-----------------------------------------
 Direct                                      $1,415        $1,404        $1,092
 Assumed                                         17            11             9
 Ceded                                          (96)          (47)          (48)
                                            ------------------------------------
    Life and annuity premiums and contract
    charges, net of reinsurance              $1,336        $1,368        $1,053
                                            ====================================




78 - ALLSTATE




        The recoverable amounts at December 31, 1996 and 1995 include $190 million and $156 million, respectively, related to losses paid by the Company and billed to reinsurers, and $1.96 billion and $1.67 billion, respectively, estimated by the Company with respect to ceded unpaid losses (including IBNR) which are not billable until the losses are paid. The 1996 balance includes
$489 million related to ceded unpaid losses on environmental and asbestos loss reserves. Amounts recoverable from pools, associations and facilities included above were $586 million and $387 million at December 31, 1996 and 1995, respectively. Recent developments in the insurance industry have resulted in environmental, asbestos and mass tort exposures being segregated into separate legal entities with dedicated capital. These actions have been supported by regulatory bodies in certain cases. The Company is unable to determine the impact, if any, that these developments will have on the collectibility of reinsurance recoverables in the future. The Company has a recoverable from Lloyd's of London of $127 million and $189 million at December 31, 1996 and 1995, respectively. Lloyd's of London implemented a restructuring plan in 1996 to solidify its capital base and to segregate claims for years before 1993. The impact, if any, of the restructuring on the collectibility of the recoverable from Lloyd's of London is uncertain at this time. The recoverable from Lloyd's of London is spread among thousands of investors (Names), who have unlimited liability. Excluding pools, associations and facilities, no other amount due or estimated due from any one property-liability reinsurer was in excess of $78 million and $79 million at December 31, 1996 and 1995, respectively.
        Estimating amounts of reinsurance recoverable is also impacted by the uncertainties involved in the establishment of loss reserves. Management believes the recoverables are appropriately established; however, as the Company's underlying reserves continue to develop, the amount ultimately recoverable may vary from amounts currently recorded. The reinsurers and amounts recoverable therefrom are regularly evaluated by the Company and a provision for uncollectible reinsurance is recorded. The pretax provisions for uncollectible reinsurance were $18 million, $133 million and $26 million in 1996, 1995 and 1994, respectively. The increase in the provision for 1995 was primarily due to an increase in uncollectible reinsurance related to reserve increases for breast implant and environmental and asbestos claims. The allowance for uncollectible reinsurance was $163 million and $246 million at December 31, 1996 and 1995, respectively.


  8. DEBT
  Long-term and short-term debt consists of the following:

                                                                At December 31,
 ($ in millions)                                                1996      1995
 -----------------------------------------------------------------------------
  5.875% Notes, due 1998                                        $300      $300
  6.75% Notes, due 2003                                          300       300
  7.5% Debentures, due 2013                                      250       250
  Floating rate notes, due 2009 to 2011                           27        21
  6.76% ACES, due 1998                                           357       357
                                                              ----------------
  Total long-term debt                                         1,234     1,228
  Short-term debt                                                152         -
                                                              ----------------
     Total debt                                               $1,386    $1,228
                                                              ================



     The ACES were issued in 1995 at a principal amount of $34.00 per security, which was equal to the initial public offering price of the common stock of PMI Group, resulting in net proceeds of $341 million. At maturity, the principal amount of each exchangeable note will be mandatorily exchanged by the Company into a number of shares of PMI Group common stock, or at the Company's option, cash with an equal value in lieu of such shares. The number of such shares or the amount of such cash exchanged at maturity of the ACES will be based on the average market price of PMI Group common stock on the 20 days immediately prior to maturity. If the Company elects to deliver shares of PMI Group common stock at maturity, the Company's holdings of 10.5 million of PMI Group common shares will be reduced to

                                                                ALLSTATE - 79




between zero (if the average market price of PMI Group common shares is at or below $34.00), and approximately 1.9 million shares (if the average market price of PMI Group common shares is at or above $41.50). At December 31, 1996, the fair value of the ACES was $496 million. At December 31, 1996, the closing price of PMI Group common shares was $55.375.
     The Company maintains a bank line of credit totaling $1.50 billion, which expires on December 20, 2001. The bank line provides for loans at a spread above prevailing referenced interest rates. The Company pays commitment fees in connection with the line of credit. As of December 31,
1996, no amounts were outstanding under the bank line of credit.
     The Company paid $64 million, $62 million and $59 million of interest on debt in 1996, 1995 and 1994, respectively.
     The weighted average interest rates of outstanding short-term debt at December 31, 1996 was 5.7%.
--------------------------------------------------------------------------------
9.  COMMITMENTS AND CONTINGENT LIABILITIES

LEASES The Company leases certain office facilities and computer equipment. Total rent expense for all leases was $220 million, $270 million and $281 million in 1996, 1995 and 1994, respectively. Minimum rental commitments under noncancelable operating leases with an initial or remaining term of more than one year as of December 31, 1996 are as follows:
--------------------------------------------------------------------------------

($ in millions)
Year ended December 31,
--------------------------------------------------------------------------------
1997                     $204
1998                      174
1999                      111
2000                       46
2001                       37
Thereafter                 77
                         ----
                         $649
                         ====

CALIFORNIA EARTHQUAKE AUTHORITY On December 2, 1996, the California Earthquake Authority ("CEA") commenced operations. The CEA is a privately-financed, publicly-managed state agency created to provide coverage for earthquake damage resulting from the movement of the earth. Insurers selling homeowners insurance in California are required to offer earthquake insurance to their customers either through their company or participation in the CEA. Beginning January 20, 1997, Allstate's traditional earthquake policies and mini-earthquake policies ("Mini-policy") began transferring to the CEA; this transfer will continue over the next year as these policies expire. Beginning late in the second quarter of 1996, Allstate's traditional earthquake policies were renewed as Mini-policies. The Mini-policy has higher deductibles, eliminates coverage for most non-dwelling structures and limits personal contents coverage, thereby significantly reducing Allstate's exposure to earthquake losses in California from what it was at the time of the Northridge earthquake in 1994.
     Approximately $700 million of capital needed to create the CEA was obtained from assessments of participating insurance companies. Assessments were based on an insurer's proportionate share of earthquake coverage in the state. Allstate's pretax assessment, including related expenses, was approximately $150 million.
     Additional capital needed to operate the CEA will be obtained through assessments of participating insurance companies, reinsurance and bond issuances funded by policyholder assessments. Allstate may be assessed in the future depending on the capital level of the CEA. Participating insurers are required to fund a second assessment, not to exceed $2.10 billion in total, if the capital of the CEA drops below $350 million. Participating insurers are required to fund a third assessment, after recovery of reinsurance and bond issuances, of up to $1.40 billion, if aggregate earthquake losses exceed $5.60 billion or the CEA's capital falls below $350 million. The authority of the CEA to assess participating insurers expires when the CEA has completed twelve years of operation. All assessments to participating CEA insurers are based

80 - ALLSTATE




on earthquake insurance market share, as of December 31 of the preceding year. Earthquake insurance market share is based on the percent of earthquake premium written by the CEA for which the insurer has written the underlying property policy. The aggregate amount of insurer assessments may change annually to reflect the market share of insurers entering and withdrawing from the CEA. Allstate does not expect its portion of these additional contingent assessments, if needed, to exceed $700 million, assuming its current earthquake insurance market share does not materially change.

PMI RUNOFF SUPPORT AGREEMENT The Company has certain limited rights and obligations under a capital support agreement ("Runoff Support Agreement") with PMI Mortgage Insurance Company ("PMI"), the primary operating subsidiary of PMI Group (see Note 3). Under the Runoff Support Agreement, the Company would be required to pay claims on PMI policies written prior to October 28, 1994 if PMI fails certain financial covenants and fails to pay such claims. In the event any amounts are so paid, the Company would receive a commensurate amount of preferred stock or subordinated debt of PMI Group or PMI. The Runoff Support Agreement also restricts PMI's ability to write new business and pay dividends under certain circumstances. Management does not believe this agreement will have a material adverse effect on results of operations or financial position of the Company.

REGULATION AND LEGAL PROCEEDINGS The Company's insurance businesses are subject to the effects of a changing social, economic and regulatory environment. Public regulatory initiatives have varied and have included efforts to restrict premium rates, restrict the Company's ability to cancel policies in connection with management of catastrophe exposure, impose underwriting standards and expand overall regulation. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.
     Various other legal and regulatory actions are currently pending that involve Allstate and specific aspects of its conduct of business. In the opinion of management, the ultimate liability, if any, in one or more of these actions in excess of amounts currently reserved is not expected to have a material effect on results of operations, liquidity or capital resources.

--------------------------------------------------------------------------------

10. MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUSTS

In November 1996, Allstate Financing I ("AF I"), a wholly owned subsidiary trust of the Company, issued 22 million shares of 7.95% Cumulative Quarterly Income Preferred Securities, Series A ("QUIPS"), at $25 per share. Proceeds of $550 million from the issuance of the QUIPS will be used for general corporate purposes including the Company's stock repurchase program. The
QUIPS are callable beginning November 25, 2001, and mature on December 31, 2026, however, the Company may elect to extend their maturity to December 31, 2045.
     In November 1996, Allstate Financing II ("AF II"), a wholly owned subsidiary trust of the Company, issued 200,000 shares of 7.83% Capital Securities ("Capital Securities") at $1,000 per share. Proceeds of $200 million from the issuance of the Capital Securities will be used for general corporate purposes including the Company's stock repurchase program. The Capital Securities are callable beginning December 1, 2006, and mature on December 1, 2045.
     The Company has guaranteed AF I's and AF II's obligations under the respective securities issued including the payment of the liquidation or redemption price, and any accumulated and unpaid interest, but only to the extent of funds held by the trusts. The securities are classified in the Company's statement of financial position as mandatorily redeemable preferred securities of subsidiary trusts (representing the minority interest in the trusts) at their face value and redemption amount of $750 million. The securities have a liquidation value of $25 per share for the QUIPS and $1,000 per share for the Capital Securities. Dividends on the securities are cumulative, payable quarterly in arrears for the QUIPS and cumulative, payable semi-annually in arrears for the Capital Securities, and are deferrable at the Company's option for up to five years. The Company cannot pay dividends on its preferred and common stocks during such deferments. Dividends for the QUIPS and Capital Securities have been classified as dividends on preferred securities of subsidiary trusts in the statement of operations.

                                                                  ALLSTATE - 81
--------------------------------------------------------------------------------
11. INCOME TAXES

Consolidated federal income tax returns are filed by the Company and its eligible subsidiaries. Tax liabilities and benefits realized by the consolidated group are allocated as generated by the respective entities.
     Prior to the Distribution, the Company and all of its domestic subsidiaries (the "Allstate Group") joined with Sears and its domestic business units (the "Sears Group") in the filing of a consolidated federal income tax return (the "Sears Tax Group") and were parties to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company paid to or received from the Sears Group the amount, if any, by which the Sears Tax Group's federal income tax liability was affected by virtue of inclusion of the Allstate Group in the consolidated federal income tax return. Effectively, this resulted in the Company's annual income tax provision being computed as if the Company filed a separate return, except that items such as net operating losses, capital losses, alternative minimum tax ("AMT"), AMT credits, foreign tax credits or similar items, which might not be recognized in a separate return, were allocated according to the Tax Sharing Agreement.
     The Allstate Group and Sears Group have entered into an agreement which governs their respective rights and obligations with respect to federal income taxes for all periods prior to the Distribution ("Consolidated Tax Years"). The agreement provides that all Consolidated Tax Years will continue to be governed by the Tax Sharing Agreement with respect to the Company's federal income tax liability.
     The components of the deferred income tax assets and liabilities are as follows:


                                                          At December 31,
($ in millions)                                            1996      1995
------------------------------------------------------------------------------------------------
DEFERRED ASSETS
------------------------------------------------------------------------------------------------
Discount on loss reserves                                $  578    $  715
Unearned premium reserves                                   430       462
Life and annuity reserves                                   453       412
Alternative minimum tax credit carryforwards                229       316
Other postretirement benefits                               226       225
Other assets                                                431       329
                                                         ----------------
   Total deferred assets                                  2,347     2,459
DEFERRED LIABILITIES                                     ----------------
--------------------------------------------
Policy acquisition costs                                   (778)     (654)
Unrealized net capital gains                              1,067)   (1,400)
Pension                                                     (97)      (48)
Depreciation                                                (16)      (27)
Other liabilities                                          (157)     (101)
                                                         ----------------
Total deferred liabilities                               (2,115)   (2,230)
                                                         ----------------
   Net deferred asset                                    $  232    $  229
                                                         ================



        Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized based on the assumption that historical levels of income will be achieved.
        The components of income tax expense (benefit) are as follows:

                                                                      Year ended December 31,
($ in millions)                                                 1996          1995          1994
------------------------------------------------------------------------------------------------
Current                                                         $407          $454        $ (84)
Deferred                                                         212           119         (194)
                                                                -------------------------------
Total income tax expense (benefit)                              $619          $573        $(278)
                                                                ===============================





82 - ALLSTATE


     The Company paid income taxes of $371 million and $463 million in 1996 and 1995, respectively, and recovered income taxes of $166 million in 1994. The Company had an income tax (liability) recoverable of $(15) million and $7 million at December 31, 1996 and 1995, respectively. The Internal Revenue Service ("IRS") has completed its review of AIC's and ALIC's tax returns for all years through 1985 and 1990, respectively. Any adjustments that may result from the IRS examination of tax returns are not expected to have a material impact on the financial statements of the Company.
     A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations is as follows:

                                                   Year ended December 31,
                                                1996        1995      1994
 -------------------------------------------------------------------------
   Statutory federal income tax rate           35.0%       35.0%     35.0%
   Tax-exempt income                          (11.2)      (13.6)   (280.0)
   Dividends received deduction                 (.9)       (1.1)    (17.2)
   Net change in tax reserves                    .6         1.5      24.8
   Other                                        (.3)        1.8       5.7
                                              ----------------------------
   Effective income tax (benefit) rate         23.2%       23.6%   (231.7)%
                                              ============================


Prior to January 1, 1984, ALIC was entitled to exclude certain amounts from taxable income and accumulate such amounts in a "policyholder surplus" account. The balance in this account at December 31, 1996, approximately $82 million, will result in taxes payable of $29 million if distributed by ALIC to the Company. No provision for taxes has been made as ALIC has no plan to distribute amounts from this account. No further additions to the account are allowed under the Tax Reform Act of 1984.
--------------------------------------------------------------------------------
12. STATUTORY FINANCIAL INFORMATION

The following table reconciles consolidated net income and shareholders' equity as reported herein in conformity with generally accepted accounting principles with combined statutory net income and capital and surplus of AIC, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities:

                                                                 Net income                          Shareholders' equity
                                                           Year ended December 31,                      At December 31,
                                  --------------------------------------------------------------------------------------------------
($ in millions)                                 1996                1995             1994            1996             1995
------------------------------------------------------------------------------------------------------------------------------------
Balance per generally accepted
 accounting principles                         $2,075              $1,904              $484           $13,452           $12,680
Corporate transactions                             38                  40                39             1,316             1,102
Unrealized gain/loss on
 fixed income securities                            -                   -                 -            (1,599)           (2,800)
Deferred policy acquisition costs                (161)                (80)              (49)           (2,614)           (2,004)
Deferred income taxes                             152                 145              (215)             (232)             (229)
Note receivable from Sears                          -                  11                41                 -                 -
Other postretirement and
 postemployment benefits                         (143)                 (7)               (2)              334               490
Undistributed net income
 of certain subsidiaries                         (250)               (297)             (207)                -                 -
Financial statement impact
 of dispositions                                  220                 370               (86)              296               195
Non-admitted assets and
 statutory reserves                                 -                   -                 -               (85)              (91)
Early retirement program                            -                 (19)               26                 -                 7
Other                                              40                   8               (24)              147                59
                                  --------------------------------------------------------------------------------------------------
Balance per statutory
 accounting practices                          $1,971              $2,075              $  7           $11,015           $ 9,409
                                  ==================================================================================================



                                                                ALLSTATE - 83

PERMITTED STATUTORY ACCOUNTING PRACTICES AIC and each of its domestic property-liability and life and annuity subsidiaries prepare their statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the insurance department of the applicable state of domicile. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. Certain domestic subsidiaries of the Company follow permitted statutory accounting practices which differ from those prescribed by regulatory authorities. The use of such permitted statutory accounting practices does not have a significant impact on statutory surplus.
     The NAIC has authorized a project to codify statutory accounting practices. The timing of the finalization and subsequent adoption of these recommendations by the NAIC is not expected to occur until late 1997 or early 1998, with implementation tentatively planned for January 1, 1999. The impact to statutory surplus is not determinable at this time.

DIVIDENDS The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company, receipt of dividends from AIC and other relevant factors. The payment of shareholder dividends by AIC without the prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in accordance with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. The maximum amount of dividends that AIC can distribute during 1997 without prior approval of the Illinois Department of Insurance is $2.22 billion.
--------------------------------------------------------------------------------
13. BENEFIT PLANS

PENSION PLANS Defined benefit pension plans cover domestic and Canadian full-time employees and certain part-time employees. Benefits under the pension plans are based upon the employee's length of service, average annual compensation and estimated social security retirement benefits. The Company's funding policy for the pension plans is to make annual contributions in accordance with accepted actuarial cost methods.

A summary of the components of net periodic pension expense for all plans follows:

-----------------------------------------------------------------------------------------------
                                                                        Year ended December 31,
($ in millions)                                                         1996      1995     1994
-----------------------------------------------------------------------------------------------
Service cost-benefits earned during the year                           $129      $103     $131
Interest cost on projected benefit obligation                           208       197      187
Actual return on plan assets                                           (397)     (391)       2
Net amortization and deferral                                           208       188     (211)
                                                                       ------------------------
    Total pension expense                                              $148      $ 97     $109
                                                                       ========================



     Net periodic pension expense in 1996 and 1995 includes settlement charges of $6 million and $21 million, respectively, as a result of retirees selecting lump sum distributions. Included in net periodic pension expense in 1995 are curtailment charges of $8 million and special termination benefits of $12 million related to a voluntary early retirement program.
     Assumptions used in the determination of pension obligations and assets were:





                                                                                             At December 31,
                                                                                      1996       1995        1994
-----------------------------------------------------------------------------------------------------------------
Weighted average discount rate                                                        7.75%      7.50%      9.00%
Rate of increase in compensation levels                                               4.50-5.00  4.50-5.00  5.50
Expected long-term rate of return on
 plan assets                                                                          9.50       9.50       9.50





84 - ALLSTATE
The plans' funded status is as follows:


                                                                    At December 31,
($ in millions)                                     1996                                     1995
--------------------------------------------------------------------------------------------------------------
                                     Assets exceed        Accumulated          Assets exceed      Accumulated
                                       accumulated           benefits            accumulated         benefits
                                          benefits      exceed assets               benefits    exceed assets
--------------------------------------------------------------------------------------------------------------
Actuarial present value of
 benefit obligations
   Vested benefit obligation                $2,083             $ 47                 $2,100             $ 59
                                            ===============================================================
   Accumulated benefit obligation           $2,237             $ 52                 $2,253             $ 61
                                            ===============================================================
   Projected benefit obligation             $2,810             $ 77                 $2,837             $ 84
Plan assets at fair value                    2,650                -                  2,481                -
                                            ---------------------------------------------------------------
Excess of projected benefit
 obligation over plan assets                  (160)             (77)                  (356)             (84)
Unrecognized net loss                          353               33                    586               45
Unrecognized prior service cost                (47)              (8)                   (53)             (21)
Unrecognized transitional asset                (12)               -                    (22)               -
                                            ---------------------------------------------------------------
Prepaid (accrued) pension cost              $  134             $(52)                $  155             $(60)
                                            ===============================================================






     Plan assets at December 31, 1996 and 1995 were composed primarily of common stocks and long-term corporate and U.S. government obligations.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS The Company provides certain health care and life insurance benefits for retired employees. Qualified employees may become eligible for these benefits if they retire in accordance with the Company's established retirement policy and are continuously insured under the Company's group plans or other approved plans for 10 or more years prior to retirement. The Company shares the cost of the retiree medical benefits with retirees based on years of service, with the Company's share being subject to a 5% limit on annual medical cost inflation after retirement. The Company's postretirement benefit plans currently are not funded. The Company has the right to modify or terminate these plans.
     Postretirement benefit expense is comprised of the following:



                                                                Year ended December 31,
($ in millions)                                                1996       1995      1994
----------------------------------------------------------------------------------------
Service cost-benefits earned during the year                    $14        $16       $23
Interest cost on accumulated postretirement
 benefit obligation                                              47         52        45
Net amortization and deferral                                     1          -         2
                                                                ------------------------
Postretirement benefit expense                                  $62        $68       $70
                                                                ========================


  The status of the plans is as follows:


                                                                                        At December 31,
($ in millions)                                                                         1996      1995
-------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation
Retirees                                                                                $352      $360
Fully eligible active plan participants                                                  121       112
Other active plan participants                                                           147       174
                                                                                         -------------
Accumulated postretirement benefit obligation                                            620       646
Unrecognized gain (loss)                                                                  63        (8)
                                                                                        --------------
Accrued postretirement benefit cost                                                     $683      $638
                                                                                        ==============

                                                                ALLSTATE - 85



        The weighted average health care cost trend rate used in measuring the accumulated postretirement benefit cost was 7% for 1997, gradually declining to 5% in 2002 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by $18 million and would increase the postretirement benefit expense by $3 million. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% and 7.50% in 1996 and 1995, respectively.

PROFIT SHARING FUND Employees of the Company and its domestic subsidiaries are also eligible to become members of The Savings and Profit Sharing Fund of Allstate Employees ("Allstate Plan"). The Company contributions are based on the Company's matching obligation and performance. The Allstate Plan includes an Employee Stock Ownership Plan ("Allstate ESOP") to pre-fund a portion of the Company's anticipated contribution. The Allstate Plan and the Allstate ESOP split from The Savings and Profit Sharing Fund of Sears Employees ("Sears Plan") on the date of the Distribution. In connection with this, the Company paid Sears $327 million, and in return received a note from the Allstate ESOP for a like principal amount and 50% of the unallocated shares. The Company will make net contributions to the Allstate ESOP annually in the amount necessary to allow the Allstate ESOP to fund interest and principal payments on the note after considering the dividends paid on ESOP shares, which are available for debt service.
     The Company's defined contribution to the Allstate Plan was $66 million in both 1996 and 1995. These amounts were reduced by the ESOP benefit computed as follows:

                                                       Year ended December 31,

   ($ in millions)                                         1996         1995
----------------------------------------------------------------------------
   Interest expense recognized by ESOP                    $ 29          $ 15
   Less dividends accrued on ESOP shares                   (19)           (9)
   Cost of shares allocated                                 20            27
                                                          ------------------
                                                            30            33
   Reduction of defined contribution due to ESOP            65            51
                                                          ------------------
   ESOP benefit                                           $(35)         $(18)
                                                          ==================


     Net profit sharing expense was $31 million and $48 million for 1996 and 1995, respectively.
     The Company contributed $26 million and $6 million to the ESOP in 1996 and 1995, respectively. At December 31, 1996, the total committed to be released, allocated and unallocated ESOP shares were 1.2 million, 1.6 million and 16.7 million, respectively.
     The costs to the Company prior to the Distribution and the split from the Sears Plan were $25 million in 1994.
--------------------------------------------------------------------------------
     14. STOCK OPTION PLANS

The Company has two equity incentive plans which provide the Company the authority to grant nonqualified stock options, incentive stock options, and restricted or unrestricted shares of the Company's stock to certain employees and directors of the Company. A maximum of 20,300,000 shares of common stock will be subject to awards under the plans, subject to adjustment in accordance with the plans' terms.
     Options are granted under the plans at exercise prices equal to the fair value of the Company's common stock on the applicable grant date. The options granted will vest ratably over a three-year period. The options granted may be exercised when vested and will expire ten years after the date of grant.
     At the Distribution date, all Sears options and restricted Sears common shares held by current and former employees of the Company were canceled. Concurrently, the Company adopted the Employees Replacement Stock Plan under which the holders of such canceled awards were granted substantially similar awards relating to the Company's common stock. The replacement

86 - ALLSTATE


awards consisted of options to purchase approximately 1,000,000 shares of common stock and grants of approximately 183,000 shares of restricted stock.
     Changes in stock options were as follows:


                             Year ended December 31,
                            weighted average
(thousands of shares)   1996  exercise price   1995   1994
-----------------------------------------------------------
Beginning balance      6,912      $26.22       3,011  2,669
Granted                  785       44.83       4,373    461
Exercised               (679)      25.18        (137)     -
Canceled or expired     (124)      29.32        (335)  (119)
                       ------------------------------------
Ending balance         6,894      $28.40       6,912  3,011
                       ====================================
Exercisable            3,886      $24.89       2,655    884




     The weighted average fair value (at grant date) per option granted during 1996 is $13.12. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996; dividend yield of 1.9%; volatility factor of 23%; risk-free interest rate of 6.21%; and expected life of seven years.

        Information on the range of exercise prices for options outstanding as of December 31, 1996 is as follows:

(thousands of shares)                 Options outstanding                   Options exercisable
------------------------------------------------------------------------------------------------
                                                          Weighted
                         Number        Weighted           average          Number        Weighted
Range of         outstanding at         average         remaining  exercisable at         average
exercise prices        12/31/96  exercise price  contractual life        12/31/96  exercise price
-------------------------------------------------------------------------------------------------
$10.72-$25.92             2,198          $21.59           7 years           1,400          $19.30
$27.00-$57.38             4,696           31.58           8 years           2,486           28.04
                         ------------------------------------------------------------------------
$10.72-$57.38             6,894          $28.40           8 years           3,886          $24.89
                         ========================================================================


     The Company has adopted the financial disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for
Stock-Based Compensation" with respect to its employee plan. The Company applies Accounting Principles Board Opinion No. 25 and related
Interpretations in accounting for its employee equity incentive plan. Accordingly, no compensation cost has been recognized for its employee plans as the exercise price of the options equals the market price at the grant date. The effect of recording compensation cost for the Company's stock-based compensation plans based on SFAS No. 123's fair value method results in net income and earnings per share that are not materially different from amounts reported.
-------------------------------------------------------------------------------

15. BUSINESS SEGMENTS

The Company's two business segments are property-liability insurance and life and annuity. The property-liability segment has two areas of business. PP&C insurance provides primarily private-passenger auto and homeowners insurance to individuals. Discontinued lines and coverages consist of business no longer written by Allstate, including losses from environmental, asbestos and mass tort, and other commercial business in run-off, as well as the historical results of the mortgage pool business and businesses sold in 1996. Segment results have been restated for 1995 and 1994 to reflect the dispositions during 1996. The life and annuity segment consists of a broad line of life, annuity and group pension products.

                                                        ALLSTATE - 87

        Summarized financial data for each of the Company's business segments is as follows:


                                                               Year ended December 31,
($ in millions)                                           1996           1995          1994
---------------------------------------------------------------------------------------------
REVENUES
------------------------------------------------------
Property-liability operations
   PP&C                                                 $17,708         $16,524       $15,452
   Discontinued lines and coverages                         658           1,016         1,061
                                                        -------------------------------------
Total premiums earned                                    18,366          17,540        16,513
Net investment income                                     1,758           1,630         1,515
Realized capital gains and losses                           753             243           223
                                                        -------------------------------------
Total property-liability                                 20,877          19,413        18,251
Life and annuity operations
Premiums and contract charges                             1,336           1,368         1,053
Net investment income                                     2,045           1,992         1,827
Realized capital gains and losses                            31              15           (23)
                                                        -------------------------------------
Total life and annuity                                    3,412           3,375         2,857
Corporate                                                    10               5             1
                                                        -------------------------------------
       Total                                            $24,299         $22,793       $21,109
                                                        =====================================
INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAX
EXPENSE, DIVIDENDS ON PREFERRED SECURITIES AND
EQUITY IN NET INCOME OF UNCONSOLIDATED SUBSIDIARY (1)
------------------------------------------------------
Property-liability operations--underwriting (loss) income
   PP&C                                                 $   416         $   300       $(1,584)
   Discontinued lines and coverages                        (501)           (363)         (285)
                                                        -------------------------------------
Total property-liability--underwriting loss                 (85)            (63)       (1,869)
California Earthquake Authority assessment                 (150)              -             -
Net investment income                                     1,758           1,630         1,515
Realized capital gains and losses                           753             243           223
(Loss) gain on disposition of operations                   (131)            159             -
                                                        -------------------------------------
Total property-liability                                  2,145           1,969          (131)
Life and annuity operations                                 587             518           312
Corporate                                                   (63)            (66)          (61)
                                                        -------------------------------------
       Total                                            $ 2,669         $ 2,421       $   120
NET INCOME (LOSS) (1)                                   =====================================
------------------------------------------------------
Property-liability operations (2)                       $ 1,725         $ 1,608       $   312
Life and annuity operations                                 388             337           211
Corporate                                                   (38)            (41)          (39)
                                                        -------------------------------------
       Total                                            $ 2,075         $ 1,904       $   484
                                                        =====================================

(1) The 1994 results reflect an after-tax charge of $100 million ($154 million pretax) for an early retirement program. Of the total charge $86 million
($132 million pretax) was allocated to the property-liability segment and $14 million ($22 million pretax) to the life and annuity segment.
(2) Includes equity in net income of unconsolidated subsidiary of $29 million, $56 million and $86 million in 1996, 1995 and 1994, respectively.

88 - ALLSTATE



                                                                                 Year ended December 31,
($ in millions)                                                                 1996       1995     1994
--------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
-----------------------------------------------------------------------
Property-liability operations                                                $   126    $   129  $   122
Life and annuity operations                                                       12          5        7
Corporate                                                                          -          -        -
                                                                             ---------------------------
       Total                                                                 $   138    $   134  $   129
                                                                             ===========================

ASSETS
-----------------------------------------------------------------------
Property-liability operations                                                $37,950    $37,081  $32,230
Life and annuity operations                                                   35,904     32,842   28,716
Corporate                                                                        654        106       42
                                                                             ---------------------------
       Total                                                                 $74,508    $70,029  $60,988
                                                                             ===========================
--------------------------------------------------------------------------------------------------------

16. QUARTERLY RESULTS (UNAUDITED)



($ in millions except      First quarter                 Second quarter              Third quarter             Fourth quarter
per share data)        1996            1995            1996          1995          1996          1995         1996         1995
--------------------------------------------------------------------------------------------------------------------------------
Revenues               $5,903         $5,573           $6,324      $5,671         $6,015        $5,699       $6,057       $5,850
                       =========================================================================================================
Net income             $  424         $  542           $  764      $  519         $  292        $  446       $  595       $  397
                       =========================================================================================================
EARNINGS PER SHARE
------------------
Net income             $ 0.94         $ 1.21           $ 1.71      $ 1.15         $ 0.65        $ 1.00       $ 1.33       $ 0.88
                       =========================================================================================================


INDEPENDENT AUDITORS' REPORT

                                                                ALLSTATE - 89




TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF THE ALLSTATE CORPORATION:

        We have audited the accompanying Consolidated Statements of Financial Position of The Allstate Corporation and subsidiaries as of December 31, 1996 and 1995, and the related Consolidated Statements of Operations, Shareholders' Equity and Cash Flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Allstate Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP

Chicago, Illinois
February 21, 1997

REPORT OF MANAGEMENT


90 - ALLSTATE


Management is responsible for the integrity and objectivity of the accompanying financial statements, including the financial analysis and all other information in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts based upon management's informed estimates and judgements. Management believes that these statements present fairly the Company's financial position and results of operations and that the other information contained in the annual report is consistent with the financial statements.
     Management maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded from unauthorized use or disposition and that transactions are properly authorized, executed and recorded. The concept of reasonable assurance is based on the premise that the cost of internal controls should not exceed the benefits derived. The system of internal accounting controls includes the selection and training of qualified personnel, the appropriate division of responsibilities, and written policies and procedures, including a code of conduct. The Company's comprehensive internal audit program is designed for continual evaluation of the effectiveness of its system of internal controls and measures adherence to established policies and procedures.
     Deloitte & Touche LLP, independent auditors, have audited the financial statements of the Company and their report appears on page 89. Their audit includes a study and evaluation of the Company's control environment, accounting systems and control procedures. The independent and internal auditors advise management of the results of their reviews and make recommendations to improve the system of internal controls. Management evaluates the audit recommendations and takes appropriate action.
     The Audit Committee of the Board of Directors is comprised entirely of directors who are not employees of the Company. The committee reviews audit plans, internal control reports, financial reports and related matters and meets regularly with the Company's management and independent and internal auditors. The independent and internal auditors advise the committee of any significant matters resulting from their work and have free access to the committee without management being present.




/s/Jerry D. Choate                    /s/Thomas J. Wilson
------------------------------------  -----------------------------------------
Jerry D. Choate                        Thomas J. Wilson
Chairman and Chief Executive Officer   Vice President and Chief Financial
                                       Officer



/s/Edward M. Liddy                    /s/Samuel H. Pilch
------------------------------------  -----------------------------------------
Edward M. Liddy                        Samuel H. Pilch
President and Chief Operating Officer  Controller

THE ALLSTATE CORPORATION BOARD OF DIRECTORS

                                                                ALLSTATE - 91



James G. Andress
President and
Chief Executive Officer
Warner Chilcott PLC

Warren L. Batts
Chairman and
Chief Executive Officer
Tupperware Corporation

Edward A. Brennan
Former Chairman,
President and
Chief Executive Officer
Sears, Roebuck and Co.

Jerry D. Choate
Chairman and
Chief Executive Officer
Allstate Insurance
Company

James M. Denny
Managing Director
William Blair
Capital Partners, L.L.C.

Christopher F. Edley
President Emeritus
United Negro College
Fund, Inc.

Michael A. Miles
Special Limited Partner
Forstmann Little & Co.

Nancy C. Reynolds
Senior Consultant
The Wexler Group

Joshua I. Smith
Chairman and
Chief Executive Officer
The MAXIMA Corporation

Mary Alice Taylor
Executive Vice President-
Operations
Citicorp